Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BETWEEN

QCR HOLDINGS, INC.,

AND

GUARANTY FEDERAL BANCSHARES, INC.

November 9, 2021

TABLE OF CONTENTS

Article 1 THE MERGER	1
Section 1.1	The Merger	2
Section 1.2	Effective Time; Closing	2
Section 1.3	Effects of the Merger	2
Section 1.4	Organizational Documents of the Surviving Entity	2
Section 1.5	Directors and Officers	2
Section 1.6	Bank Merger	2

Article 2 CONVERSION OF SECURITIES IN THE MERGER	3

Article 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY	8

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Article 4 REPRESENTATIONS AND WARRANTIES OF ACQUIROR	24

Article 5 THE COMPANY’S COVENANTS	30

Article 6 ACQUIROR’S COVENANTS	39

Article 7 COVENANTS OF ALL PARTIES	43

ii

Article 8 CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIROR	48
Section 8.1	Accuracy of Representations and Warranties	48
Section 8.2	Performance by the Company	49
Section 8.3	Stockholder Approval	49
Section 8.4	No Injunctions or Restraints; Illegality	49
Section 8.5	Regulatory Approvals	49
Section 8.6	Registration Statement	49
Section 8.7	Officers’ Certificate	49
Section 8.8	Stock Exchange Listing	49
Section 8.9	No Material Adverse Effect	49

Article 9 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY	49
Section 9.1	Accuracy of Representations and Warranties	50
Section 9.2	Performance by Acquiror	50
Section 9.3	Stockholder Approval	50
Section 9.4	No Injunctions or Restraints; Illegality	50
Section 9.5	Regulatory Approvals	50
Section 9.6	Registration Statement	50
Section 9.7	Officers’ Certificate	50
Section 9.8	Tax Opinion	50
Section 9.9	Stock Exchange Listing	51
Section 9.10	No Material Adverse Effect	51

Article 10 TERMINATION	51
Section 10.1	Termination of Agreement	51
Section 10.2	Effect of Termination or Abandonment	54
Section 10.3	Fees and Expenses	54

Article 11 MISCELLANEOUS	55

Article 12 DEFINITIONS	59
Section 12.1	Definitions	59
Section 12.2	Principles of Construction	66

iii

Exhibits

A      Form of Voting and Support Agreement

B       Company Employees

C       Statutory Bank Merger Agreement

i

INDEX OF DEFINED TERMS

Acquiror	1
Acquiror Benefit Plan	63
Acquiror Board	63
Acquiror Bylaws	63
Acquiror Capital Stock	63
Acquiror Capitalization Date	30
Acquiror Certificate of Incorporation	63
Acquiror Common Stock	63
Acquiror Common Stock Price	63
Acquiror Disclosure Schedules	71
Acquiror ERISA Affiliate	63
Acquiror Financial Statements	31
Acquiror Preferred Stock	30
Acquiror SEC Reports	63
Acquiror Stock Issuance	64
Acquisition Proposal	64
Adjusted Tangible Equity	52
Affiliate	64
Agreement	1
Available Cash	3
Available Shares	3
Bank	64
Bank Merger	64
Borrowing Affiliate	37
Business Day	64
Cash Electing Company Share	3
Cash Election	3
Cash Election Amount	3
Closing	2
Closing Balance Sheet	52
Closing Date	2
Code	64
Common Stock Merger Consideration	64
Company	1
Company Adverse Recommendation	40
Company Articles of Incorporation	64
Company Benefit Plan	64

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Company Board	65
Company Bylaws	65
Company Capitalization Date	12
Company Common Stock	65

Company Disclosure Schedules	71
Company Employees	38
Company Equity Award	65
Company ERISA Affiliate	65
Company Evaluation Date	14
Company Financial Statements	13
Company Insiders	51
Company Investment Securities	27
Company Loans	16
Company Material Contract	22
Company Minimum Adjusted Net Worth	52
Company Permitted Exceptions	15
Company SEC Reports	65
Company Stock Award	7
Company Stock Certificates	6
Company Stock Plan	66
Company Stockholder Approval	65
Company Stockholders’ Meeting	40
Confidentiality Agreement	36
Contemplated Transactions	65
Contract	65
Control, Controlling or Controlled	66
Conversion Fund	6
Covered Employees	48
CRA	66
Defective Code	26
Delaware Certificate of Merger	2
Deposit Insurance Fund	66
Derivative Transactions	66
Determination Date	57
DGCL	66
Dissenters’ Shares	9
DOL	66
Effective Time	2
Election Deadline	66
Election Form Record Date	8

Environment	66
Environmental Laws	66
ERISA	66
Exchange Act	66
Exchange Agent	5
Exchange Ratio	3
Excluded Shares	67

FDIC	67
Federal Reserve	67
Final Acquiror Market Value	57
Final Index Price	57
Form of Election	8

GAAP	67
Hazardous Materials	67
Indemnified Party	45
Index	57
Index Ratio	57
Initial Acquiror Market Value	58
Initial Index Price	58
Internal Control Over Financial Reporting	14
Intervening Event	67
IRS	67
IRS Guidelines	50
IT Assets	26
Knowledge	67
Legal Requirement	67
Letter of Transmittal	6
Mailing Date	8
Malicious Code	26
Material Adverse Effect	67
Merger	1
Mixed Consideration Electing Company Share	4
Mixed Election	4
Mixed Election Cash Consideration	4
Mixed Election Share Consideration	4
Nasdaq Rules	68
New Plans	49
Non-Electing Company Share	4
Old Plans	49
Order	68
Ordinary Course of Business	68
OREO	68
Outstanding Company Shares	68

PBGC	69
Per Share Value	3
Person	69
Previously Disclosed	71
Proceeding	69
Pro-Rated Cash Amount	3
Pro-Rated Share Amount	4
Proxy Statement	69

Registration Statement	69
Regulatory Authority	69
Remaining Cash Amount	4
Remaining Share Amount	4
Representative	69
Requisite Regulatory Approvals	69
SEC	69
Securities Act	69

SFCB	69
Share Electing Company Share	3
Share Election	3
Share Election Amount	3
Subsidiary	69
Superior Proposal	69
Surviving Entity	1
Tax	70
Tax Return	70
Termination Date	56
Transaction Expenses	52
Transition Date	70
Treasury Regulations	70
U.S	70

AGREEMENT AND PLAN OF MERGER

This Agreement And Plan Of Merger (together with all exhibits and schedules, this “Agreement”) is entered into as of November 9, 2021, by and between QCR Holdings, Inc., a Delaware corporation (“Acquiror”), and Guaranty Federal Bancshares, Inc., a Delaware corporation (the “Company”).

RECITALS

A.                The boards of directors of the Company and Acquiror have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein, pursuant to which the Company will, subject to the terms and conditions set forth herein, merge with and into Acquiror (the “Merger”), with Acquiror as the surviving entity in the Merger (sometimes referred to in such capacity as the “Surviving Entity”).

B.                 The parties intend that the Merger qualify as a “reorganization” under the provisions of Section 368(a) of the Code, and that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code.

C.                As an inducement to Acquiror to enter into this Agreement, certain of the directors and executive officers of the Company in office as of the date of this Agreement have, concurrently with the execution of this Agreement, entered into a Voting and Support Agreement in substantially the form attached hereto as Exhibit A.

D.                As further inducement to Acquiror to enter into this Agreement, each Company employee listed on Exhibit B attached hereto shall, concurrently with the execution of this Agreement, enter into an Employment Agreement, by and among SFCB, Acquiror and such executive, which shall become effective as of the Effective Time and govern the terms of continuing employment for each such executive.

E.                 The parties desire to make certain representations, warranties and agreements in connection with the Merger and the other transactions contemplated by this Agreement and the parties also agree to certain prescribed conditions to the Merger and other transactions.

AGREEMENTS

In consideration of the foregoing premises and the following mutual promises, covenants and agreements, the parties hereby agree as follows:

Article 1
THE MERGER

Section 1.1           The Merger. Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, at the Effective Time, the Company shall be merged with and into Acquiror pursuant to the provisions of, and with the effects provided in, the DGCL, the separate corporate existence of the Company shall cease and Acquiror will be the Surviving Entity.

Section 1.2           Effective Time; Closing.

(a)               Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, the closing of the Merger (the “Closing”) shall occur remotely via the electronic exchange of signature pages and documents at 10:00 a.m., Central time, on the date that is three (3) Business Days after the satisfaction or waiver (subject to applicable Legal Requirements) of the latest to occur of the conditions set forth in Article 8 and Article 9 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other time and place as Acquiror and the Company may agree in writing (the “Closing Date”). Subject to the provisions of Article 10, failure to consummate the Merger on the date and time and at the place determined pursuant to this Section 1.2 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

(b)               The parties hereto agree to file on the Closing Date a certificate of merger, in a form reasonably agreed by the parties, with the Secretary of State of the State of Delaware (the “Delaware Certificate of Merger”). The Merger shall become effective as of the date and time specified in the Delaware Certificate of Merger (the “Effective Time”).

Section 1.3           Effects of the Merger. At and after the Effective Time, the Merger will have the effects specified in the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company shall be vested in the Surviving Entity, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Entity.

Section 1.4           Organizational Documents of the Surviving Entity. The Acquiror Certificate of Incorporation and the Acquiror Bylaws, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Entity until thereafter amended in accordance with the provisions thereof and applicable Legal Requirements.

Section 1.5           Directors and Officers. The directors and officers of Acquiror immediately prior to the Effective Time will be the directors and officers, respectively, of the Surviving Entity, from and after the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the terms of the Surviving Entity’s certificate of incorporation and bylaws and the DGCL.

Section 1.6           Bank Merger. As soon as practicable after the execution of this Agreement, the Company and Acquiror shall cause the Bank and SFCB, respectively, to enter into a bank merger agreement, substantially in the form attached hereto as Exhibit C. The parties will cooperate and use their reasonable best efforts to effect the Bank Merger in accordance with applicable Laws and the terms of the bank merger agreement at the Effective Time or as soon as practicable thereafter. At the effective time of the Bank Merger, the separate existence of the Bank will terminate. SFCB will be the surviving bank and will continue its existence under applicable Legal Requirements.

Article 2
CONVERSION OF SECURITIES IN THE MERGER

Section 2.1           Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, the Company or the holder of any shares of Company Common Stock:

(a)               Conversion of Company Common Stock.

(i)                 Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, except for Excluded Shares, with respect to which an election to receive only cash (a “Cash Election”) has been effectively made and not revoked or lost pursuant to Section 2.6 (each, a “Cash Electing Company Share”) shall be converted into the right to receive $30.50 (the “Per Share Value”), without interest; provided, however, that if: (A) the sum of (1) the product of the number of Cash Electing Company Shares and the Per Share Value and (2) the product of the number of Mixed Consideration Electing Company Shares and the Mixed Election Cash Consideration (such sum being the “Cash Election Amount”) exceeds (B) an amount equal to the Per Share Value, multiplied by 0.20, multiplied by the number of shares of Company Common Stock outstanding immediately prior to the Effective Time, other than Excluded Shares (the “Available Cash”), then each Cash Electing Company Share shall instead be converted into the right to receive (I) an amount in cash, without interest, equal to the quotient (rounded to the nearest hundredth of a cent) determined by dividing (x) an amount equal to the Available Cash minus the product of the Mixed Election Cash Consideration and the number of Mixed Consideration Electing Company Shares, by (y) the number of Cash Electing Company Shares (such fraction being the “Pro-Rated Cash Amount”) and (II) a number of validly issued, fully paid and non-assessable shares of Acquiror Common Stock equal to the product (rounded to the nearest ten-thousandth of a share) of (x) the Exchange Ratio and (y) one (1) minus the quotient obtained by dividing the Pro-Rated Cash Amount by the Per Share Value;

(ii)              each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any Excluded Shares, with respect to which an election to receive only Acquiror Common Stock (a “Share Election”) has been effectively made and not revoked or lost pursuant to Section 2.6 (each, a “Share Electing Company Share”) shall be converted into the right to receive 0.58775 validly issued, fully paid and non-assessable shares of Acquiror Common Stock (the “Exchange Ratio”); provided, however, that if: (A) the sum of (1) the product of the number of Share Electing Company Shares and the Exchange Ratio and (2) the product of the number of Mixed Consideration Electing Company Shares and the Mixed Election Share Consideration (such sum being the “Share Election Amount”) exceeds (B) an amount equal to the Exchange Ratio, multiplied by 0.80, multiplied by the number of shares of Company Common Stock outstanding immediately prior to the Effective Time, other than Excluded Shares (the “Available Shares”), then each Share Electing Company Share shall instead be converted into the right to receive (I) a number of validly issued, fully paid and non-assessable shares of Acquiror Common Stock equal to the quotient (rounded to the nearest ten-thousandth of a share) determined by dividing (x) an amount equal to the number of Available Shares minus the product of the Mixed Election Share Consideration and the number of Mixed Consideration Electing Company Shares, by (y) the number of Share Electing Company Shares (such fraction being the “Pro-Rated Share Amount”), and (II) an amount in cash, without interest, equal to the product (rounded to the nearest hundredth of a cent) of (x) the Per Share Value and (y) one (1) minus the quotient obtained by dividing the Pro-Rated Share Amount by the Exchange Ratio;

(iii)            each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any Excluded Shares, with respect to which an election to receive Acquiror Common Stock and cash (a “Mixed Election”) has been effectively made and not revoked or lost pursuant to Section 2.6 (each, a “Mixed Consideration Electing Company Share”) shall be converted into the right to receive: (x) $6.10, without interest (the “Mixed Election Cash Consideration”), and (y) 0.4702 validly issued, fully paid and nonassessable shares of Acquiror Common Stock (the “Mixed Election Share Consideration”); and

(iv)             each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, with respect to which no Cash Election, Share Election or Mixed Election has been properly made and not revoked (each, a “Non-Electing Company Share”) shall be converted into the right to receive (x) an amount in cash, without interest, equal to the quotient (rounded to the nearest hundredth of a cent) determined by dividing (A) the amount, if any, by which (I) the Available Cash exceeds (II) the aggregate amount of cash (excluding cash payable in lieu of fractional shares) payable in respect of Cash Electing Company Shares, Share Electing Company Shares and Mixed Consideration Electing Company Shares (the amount of such excess, if any, the “Remaining Cash Amount”), by (B) the number of Non-Electing Company Shares, and (y) a number of validly issued, fully paid and non-assessable shares of Acquiror Common Stock equal to the quotient (rounded to the nearest ten-thousandth of a share) determined by dividing (A) the amount, if any, by which (I) the number of Available Shares exceeds (II) the aggregate number of shares (including fractional shares that would otherwise be payable in cash) deliverable in respect of Cash Electing Company Shares, Share Electing Company Shares and Mixed Consideration Electing Company Shares (the amount of such excess, if any, the “Remaining Share Amount”), by (B) the number of Non-Electing Company Shares.

(b)               If the Closing Balance Sheet delivered pursuant to Section 7.10 reflects the Adjusted Equity less than the Company Minimum Adjusted Net Worth:

(i)                 the Per Share Value shall be reduced by an amount equal to the amount of such shortfall divided by the Outstanding Company Shares;

(ii)              the Exchange Ratio shall be reduced by an amount equal to: (A) the amount of such shortfall divided by the Outstanding Company Shares; (B) divided by $51.89;

(iii)            the Mixed Election Cash Consideration shall be reduced by an amount equal to: (A) the amount of such shortfall multiplied by 0.20; (B) divided by the Outstanding Company Shares; and

(iv)             the Mixed Election Share Consideration shall be reduced by: (A) the amount of such shortfall multiplied by 0.80; (B) divided by the Outstanding Company Shares; (C) which such quotient divided by $51.89.

(c)               Notwithstanding anything in this Section 2.1 to the contrary, at the Effective Time and by virtue of the Merger, each share of Company Common Stock held in the Company’s treasury will be cancelled and no shares of Acquiror Common Stock or other consideration will be issued or paid in exchange therefor.

(d)               If, between the date of this Agreement and the Effective Time, shares of Acquiror Common Stock or Company Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend on shares of Acquiror Common Stock shall be declared with a record date within such period, then the Common Stock Merger Consideration will be appropriately and proportionally adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 2.2           Cancellation of Shares. At the Effective Time, the shares of Company Common Stock will no longer be outstanding and will automatically be cancelled and will cease to exist. Certificates (it being understood that any reference herein to a “certificate” shall be deemed to include reference to any book-entry account statement relating to the ownership of Company Common Stock) that represented Company Common Stock before the Effective Time will be deemed for all purposes to represent only the right to receive: (a) the Common Stock Merger Consideration; (b) cash in lieu of fractional shares which the shares of Company Common Stock represented by such certificate have been converted into the right to receive pursuant to Section 2.3, without any interest thereon; and (c) any dividends or distributions that the holder thereof has the right to receive pursuant to Section 2.4(f).

Section 2.3           No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Acquiror Common Stock shall be issued as Common Stock Merger Consideration in the Merger. Each holder of Company Common Stock who would otherwise be entitled to receive a fractional share of Acquiror Common Stock pursuant to this Article 2 shall instead be entitled to receive an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the Acquiror Common Stock Price by the fractional share of Acquiror Common Stock to which such former holder would otherwise be entitled.

Section 2.4           Exchange of Certificates.

(a)               The parties to this Agreement agree: (i) that American Stock Transfer & Trust Company, LLC shall serve, pursuant to the terms of an exchange agent agreement, as the exchange agent for purposes of this Agreement (the “Exchange Agent”); and (ii) to execute and deliver the exchange agent agreement, in a form reasonably agreeable to the parties, at or prior to the Effective Time. Acquiror shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

(b)               At or prior to the Effective Time, Acquiror shall authorize the issuance of and shall make available to the Exchange Agent, for the benefit of the holders of Company Common Stock for exchange in accordance with this Article 2: (i) the aggregate number of shares of Acquiror Common Stock deliverable pursuant to Section 2.1 and (ii) the aggregate cash consideration payable pursuant to Section 2.1 including the amount payable in lieu of fractional shares of Acquiror Common Stock in accordance with Section 2.3. Such amount of cash and shares of Acquiror Common Stock, together with any dividends or distributions with respect thereto paid after the Effective Time, are referred to in this Article 2 as the “Conversion Fund.”

(c)               Within five (5) Business Days after the Closing Date, Acquiror shall cause the Exchange Agent to mail to each holder of record of one or more certificates representing shares of Company Common Stock (“Company Stock Certificates”) and a letter of transmittal (“Letter of Transmittal”), in a form to be agreed by the parties, which specifies, among other things, that delivery shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such certificates to the Exchange Agent, together with instructions for use in effecting the surrender of Company Stock Certificates pursuant to this Agreement.

(d)               Upon proper surrender of a Company Stock Certificate for exchange to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor his, her or its Common Stock Merger Consideration plus cash in lieu of any fractional shares of Acquiror Common Stock in accordance with Section 2.3 deliverable in respect of the shares of Company Common Stock represented by such Company Stock Certificate; thereupon such Company Stock Certificate shall forthwith be cancelled. No interest will be paid or accrued on any portion of the Common Stock Merger Consideration deliverable upon surrender of a Company Stock Certificate.

(e)               After the Effective Time, there shall be no transfers on the stock transfer books of the Company of Outstanding Company Shares.

(f)                No dividends or other distributions declared with respect to Acquiror Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate until the holder thereof shall surrender such Company Stock Certificate in accordance with this Article 2. Promptly after the surrender of a Company Stock Certificate in accordance with this Article 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Acquiror Common Stock into which the shares of Company Common Stock represented by such Company Stock Certificate were converted at the Effective Time pursuant to Section 2.1. No holder of an unsurrendered Company Stock Certificate shall be entitled, until the surrender of such Company Stock Certificate, to vote the shares of Acquiror Common Stock into which such holder’s Company Common Stock shall have been converted.

(g)               Any portion of the Conversion Fund that remains unclaimed by the stockholders of the Company twelve (12) months after the Effective Time shall be paid to the Surviving Entity, or its successors in interest. Any stockholders of the Company who have not theretofore complied with this Article 2 shall thereafter look only to the Surviving Entity, or its successors in interest, for issuance and payment of the Common Stock Merger Consideration (including the payment of cash in lieu of any fractional shares deliverable in respect of such stockholders’ shares of Company Common Stock), as well as any accrued and unpaid dividends or distributions on shares of such Acquiror Common Stock. Notwithstanding the foregoing, none of the Surviving Entity, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)               In the event any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond in such amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, and in accordance with this Article 2, the Common Stock Merger Consideration (including cash in lieu of any fractional shares deliverable in respect of such stockholders’ shares of Company Common Stock).

Section 2.5           Company Stock Awards.

(a)               Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each award of restricted stock, restricted stock unit, performance stock unit, deferred stock unit, or other full value stock award granted under a Company Stock Plan (each, a “Company Stock Award”), which is outstanding immediately prior to the Effective Date shall vest in accordance with the terms and conditions of the Company Stock Plan and applicable award agreement, based on actual Company performance through the Effective Time, and each holder of a vested Company Stock Award shall become a holder of Company Common Stock immediately prior to the Effective Time. All Company Common Stock received in accordance with this Section 2.5(a) shall be treated as a Non-Electing Company Share for the purpose of Section 2.1(a)(iv) without further action by the holder thereof.

(b)               At or prior to the Effective Time, the Company, the Company Board and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are reasonably necessary to effectuate the provisions of this Section 2.5.

Section 2.6           Election Procedure.

(a)               Each Person who, on or prior to the Election Deadline, is a record holder of shares of Company Common Stock other than Excluded Shares shall be entitled to specify the number of such holder’s shares of Company Common Stock with respect to which such holder makes a Cash Election, a Share Election or a Mixed Election.

(b)               Acquiror shall prepare a form of election (the “Form of Election”) in form and substance reasonably acceptable to the Company. The Form of Election shall specify that delivery shall be effected, and risk of loss and title to any Company Stock Certificates shall pass, only upon proper delivery of the Form of Election and any Company Stock Certificates in accordance with Section 2.4. The Company shall mail the Form of Election on a date to be reasonably agreed by Acquiror and the Company that is not less than thirty (30) days prior to the anticipated Closing Date, or such other date as Acquiror and the Company shall reasonably agree (the “Mailing Date”), to all Persons who are record holders of shares of Company Common Stock as of the close of business on the fifth (5th) Business Day prior to the Mailing Date (the “Election Form Record Date”). The Form of Election shall be used by each record holder of shares of Company Common Stock (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to make a Cash Election, a Share Election or a Mixed Election. The Company shall use its reasonable best efforts to make the Form of Election available as may be reasonably requested from time to time by all Persons who become record holders of shares of Company Common Stock during the period between the Election Form Record Date and the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for Acquiror and the Exchange Agent to perform as specified herein.

(c)               Any holder’s election shall have been properly made only if the Exchange Agent shall have received at its designated office by the Election Deadline, a Form of Election properly completed and signed and accompanied by: (i) in the case of certificated shares, Company Stock Certificates representing the shares of Company Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such Company Certificates as set forth in such Form of Election from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act); provided, that such Company Stock Certificates are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery); or (ii) in the case of book-entry shares, any additional documents required by the procedures set forth in the Form of Election. After a Cash Election, a Share Election or a Mixed Election is properly made with respect to any shares of Company Common Stock, no further registration of transfers of such shares of Company Common Stock shall be made on the stock transfer books of the Company, unless and until such Cash Election, Share Election or Mixed Election is properly revoked.

(d)               Acquiror and the Company shall publicly announce the anticipated Election Deadline at least three (3) Business Days prior to the anticipated Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline may, upon mutual agreement of Acquiror and the Company, be similarly delayed to a subsequent date, and Acquiror and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(e)               Any Cash Election, Share Election or Mixed Election may be revoked with respect to all or a portion of the shares of Company Common Stock subject thereto by the holder who submitted the applicable Form of Election by written notice received by the Exchange Agent prior to the Election Deadline. In addition, all Cash Elections, Share Elections and Mixed Elections shall automatically be revoked if this Agreement is terminated in accordance with its terms. If a Cash Election, Share Election or Mixed Election is revoked, the shares as to which such election previously applied shall be treated as Non-Electing Company Shares unless a contrary election is properly made by the holder within the period during which elections are permitted to be made pursuant to this Section 2.6. Company Stock Certificates will not be returned to holders in the event an election is revoked unless the holder so requests.

(f)                Subject to the terms of this Agreement and the Form of Election, the reasonable, good-faith determination of the Exchange Agent (or the joint determination of Acquiror and the Company, in the event that the Exchange Agent declines to make any such determination) shall be conclusive and binding as to whether or not Cash Elections, Mixed Elections and Share Elections shall have been properly made or revoked pursuant to this Section 2.6 (and to disregard any immaterial defects in the Forms of Election) and as to when Cash Elections, Mixed Elections, Share Elections and revocations were received by the Exchange Agent. The Exchange Agent (or Acquiror and the Company jointly, in the event that the Exchange Agent declines to make the following computation) shall also make all computations contemplated by Section 2.1(a), and absent manifest error this computation shall be conclusive and binding. The Exchange Agent may, with the written agreement of Acquiror (subject to the consent of the Company, not to be unreasonably withheld), make any rules as are consistent with this Section 2.6 for the implementation of the Cash Elections, Mixed Elections and Share Elections provided for in this Agreement as shall be necessary or desirable to effect these Cash Elections, Mixed Elections and Share Elections. None of Acquiror, the Company or the Exchange Agent shall be under any obligation to notify any Person of any defect in a Form of Election.

Section 2.7           Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have demanded payment of the fair value for such shares in accordance with the DGCL (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Common Stock Merger Consideration. Such stockholders instead shall be entitled to receive payment of the fair value of such shares held by them in accordance with the provisions of the DGCL, except that all Dissenters’ Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting stockholders under the DGCL shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Common Stock Merger Consideration upon surrender in the manner provided in Section 2.4 of the certificate(s) that, immediately prior to the Effective Time, evidenced such shares. The Company shall give Acquiror: (a) prompt notice of any written demands for payment of fair value of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ dissenters’ rights; and (b) the opportunity to participate in all negotiations and proceedings with respect to demands under the DGCL consistent with the obligations of the Company thereunder. The Company shall not, except with the prior written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed), (i) make any payment with respect to such demand, (ii) offer to settle or settle any demand for payment of fair value or (iii) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the DGCL.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as Previously Disclosed, or as disclosed in any Company SEC Report filed with or furnished to the SEC and publicly available prior to the execution of this Agreement and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), and except as may not be disclosed as a result of an applicable Legal Requirement, the Company hereby represents and warrants to the Acquiror as follows:

Section 3.1           Company Organization. The Company: (a) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on the Company; (b) is registered with the Federal Reserve as a bank holding company under the Bank Holding Company Act of 1956, as amended; and (c) has all requisite power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The copies of the Company Certificate of Incorporation and the Company Bylaws and all amendments thereto set forth in the Company SEC Reports are true, complete and correct, and in full force and effect as of the date of this Agreement and the Company is not in violation of any provision of the Company Certificate of Incorporation or the Company Bylaws. The Company has no subsidiaries other than the subsidiaries listed on Exhibit 21 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

Section 3.2           Company Subsidiary Organizations. The Bank is a Missouri state chartered bank duly organized, validly existing and in good standing under the laws of the state of Missouri. Each Subsidiary of the Company is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on the Company. Each Subsidiary of the Company has all requisite power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. The Company has delivered or made available to Acquiror copies of the charter (or similar organizational documents) and bylaws of each Subsidiary of the Company and all amendments thereto, each of which are true, complete and correct and in full force and effect as of the date of this Agreement. No Subsidiary of the Company is in violation of any provision of its charter (or similar organizational document) or bylaws.

Section 3.3           Authorization; Enforceability. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Company Board. The Company Board has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is in the best interests of the Company and its stockholders, and that this Agreement and transactions contemplated hereby are in the best interests of the Company and its stockholders. The Company Board has directed the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to the Company’s stockholders for consideration at a duly held meeting of such stockholders and has resolved to recommend that the Company’s stockholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action, subject to the Company Stockholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals, this Agreement (assuming due authorization, execution and delivery by the other party thereto) constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 3.4           No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) assuming receipt of the Company Stockholder Approval, contravene, conflict with or result in a violation of any provision of the certificate of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors, stockholders, manager or members of, the Company or any of its Subsidiaries; (b) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which the Company or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals; or (c) except as set forth in Section 3.4 of the Company Disclosure Schedules, contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, or which would result in the creation of any material lien, charge or encumbrance upon or with respect to any of the assets owned or used by the Company or its Subsidiaries under any Company Material Contract, except (in case of clause (c)) for such contraventions, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except for: (i) the filing of applications, filings and notices, as applicable, with the Federal Reserve and approval of such applications, filings and notices; (ii) the filing of applications, filings and notices, as applicable, with the Missouri Division of Finance and approval of such applications, filings and notices; (iii) the filing of any required applications, filings or notices with the FDIC and approval of such applications, filings and notices; (iv) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (v) the filing of the Delaware Certificate of Merger with the Delaware Secretary of State pursuant to the DGCL; and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Global Market, no consents or approvals of or filings or registrations with any Regulatory Authority are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of the Contemplated Transactions.

Section 3.5           Company Capitalization.

(a)               The authorized capital stock of the Company currently consists exclusively of 10,000,000 shares of Company Common Stock, of which, as of the date immediately preceding the date of this Agreement (the “Company Capitalization Date”), 4,383,721 shares were issued and outstanding. The Company does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the stockholders of the Company on any matter. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b)               As of the Company Capitalization Date, no shares of Company Capital Stock were reserved for issuance except for 58,422 shares of Company Common Stock reserved for issuance in connection with stock options, restricted stock units, or other equity awards under Company Benefit Plans.

(c)               None of the shares of Company Common Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the date of this Agreement there are: (i) other than outstanding Company Equity Awards, no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating the Company or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of the Company or any of its Subsidiaries; and (ii) no contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any equity security of the Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries. Except as permitted by this Agreement, since the Company Capitalization Date, no shares of Company Common Stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by the Company or any of its Subsidiaries and no dividends or other distributions payable in any equity securities of the Company or any of its Subsidiaries have been declared, set aside, made or paid to the stockholders of the Company. Other than its Subsidiaries, the Company does not own, nor has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 3.6           Company Subsidiary Capitalization. Except as set forth in Section 3.6 of the Company Disclosure Schedules, of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of the Company owns or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 3.7           Company SEC Reports; Financial Statements and Reports; Regulatory Filings.

(a)               The Company has timely filed all Company SEC Reports, except where the failure to file any Company SEC Report, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, and all such Company SEC Reports complied as to form in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder which are applicable to the Company. The Company SEC Reports were prepared in accordance with applicable Legal Requirements in all material respects. As of their respective filing dates, none of the Company SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date. As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company SEC Reports. No Subsidiary of the Company is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b)               The financial statements presented (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) have been prepared in conformity with GAAP (or in accordance with regulatory accounting principles to the extent different from GAAP and required by any Regulatory Authority or to which the Company and the Bank are subject) consistently, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the financial statements presented in the Company SEC Reports (collectively, the “Company Financial Statements”) are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of the Company and its Subsidiaries at the respective dates of and for the periods referred to in the Company Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Company Financial Statements. As of the date hereof, BKD, LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent registered public accountants of the Company.

(c)               The Company is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to it or any of its Subsidiaries. The Company maintains a system of disclosure controls and procedures as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act that are designed to provide reasonable assurance that information required to be disclosed by the Company in reports that the Company is required to file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosures.  As of September 30, 2021, to the Knowledge of the Company, such controls and procedures were effective, in all material respects, to provide such reasonable assurance.

(d)               The Company and its consolidated Subsidiaries have established and maintained a system of internal control over financial reporting (within the meaning of Rule 13a-15 and Rule 15d-15 under the Exchange Act) (“Internal Control Over Financial Reporting”). The Company’s certifying officers have evaluated the effectiveness of the Company’s Internal Control Over Financial Reporting as of the end of the period covered by the most recently filed quarterly report on Form 10-Q of the Company under the Exchange Act (the “Company Evaluation Date”). The Company presented in such quarterly report the conclusions of the certifying officers about the effectiveness of the Company’s Internal Control Over Financial Reporting based on their evaluations as of the Company Evaluation Date. Since the Company Evaluation Date, there have been no changes in the Company’s Internal Control Over Financial Reporting that have materially affected, or are reasonably likely to materially affect, the Company’s Internal Control Over Financial Reporting. The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(e)               The Company and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2018, with all applicable federal or state securities or banking authorities except to the extent failure would not have a Material Adverse Effect on the Company and its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

(f)                To the Company’s Knowledge, there has not been any event or occurrence since January 1, 2018 that would result in a determination that the Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

Section 3.8           Books and Records. The books of account, minute books, stock record books and other records of the Company and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with the Company’s business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of the Company and each of its Subsidiaries fairly reflect the substance of events and transactions included therein in all material respects.

Section 3.9           Properties.

(a)               Section 3.9 of the Company Disclosure Schedules lists or describes all interests in real property owned by the Company and each of its Subsidiaries, including OREO, as of the date of this Agreement, together with the address of such real estate, and each lease of real property to which it is a party, and in each case of either owned or leased real property, the proper identification, if applicable, of each such property as a branch or main office or other office.

(b)               The Company and each of its Subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, other than OREO, subject to no liens, mortgages, security interests, encumbrances or charges of any kind except: (i) as noted in the most recent Company Financial Statements or incurred in the Ordinary Course of Business since the date of the most recent Company Financial Statements; (ii) statutory liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established and reflected in the Company Financial Statements; (iii) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by the Bank acting in a fiduciary capacity or otherwise incurred in the Ordinary Course of Business; (iv) easements, rights of way, and other similar encumbrances that do not materially affect the present use of the properties or assets subject thereto or affected thereby or otherwise materially impair the present business operations at such properties; (v) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held as of the date of this Agreement; (vi) liens or deposits in connection with worker’s compensation, unemployment insurance, social security or other insurance; (vii) inchoate mechanic’s and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the Ordinary Course of Business of the Company or the Bank consistent with past practice; (viii) liens existing on any asset of any Person at the time such Person is acquired by or is combined with the Company or any of the Company’s Subsidiaries, provided the lien was not created in contemplation of that event; (ix) liens on property required by Regulation W promulgated by the Federal Reserve; and (x) liens incidental to the conduct of business or ownership of property of the Company or any of its Subsidiaries which do not in the aggregate materially detract from the value of the property or materially impair the use thereof as of the date of this Agreement (collectively, the “Company Permitted Exceptions”). The Company and each of its Subsidiaries as lessee has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it, and each such lease is valid and without default thereunder by the lessee or, to the Knowledge of the Company, the lessor. To the Knowledge of the Company, all buildings and structures owned by the Company and each of its Subsidiaries lie wholly within the boundaries of the real property owned or validly leased by it, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.

Section 3.10       Loans; Loan Loss Reserve.

(a)               Each loan, loan agreement, note, lease or other borrowing agreement by the Bank, any participation therein, and any guaranty, renewal or extension thereof (the “Company Loans”) reflected as an asset on any of the Company Financial Statements or reports filed with the Regulatory Authorities is evidenced by documentation that is customary and legally sufficient in all material respects and constitutes, to the Knowledge of the Company, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights generally or equitable principles or doctrines.

(b)               All Company Loans originated or purchased by the Bank were made or purchased in accordance with the policies of the board of directors of the Bank and in the Ordinary Course of Business of the Bank. The Bank’s interest in all Company Loans is free and clear of any security interest, lien, encumbrance or other charge, and, the Bank has complied in all respects with all Legal Requirements relating to such Company Loans, except where the failure to so comply would not have a Material Adverse Effect on the Company. There has been no default on, or forgiveness or waiver of, in whole or in part, any Company Loan made to an executive officer or director of the Company or the Bank or an entity controlled by an executive officer or director during the three (3) years immediately preceding the date hereof.

(c)               Section 3.10(c) of the Company Disclosure Schedules lists, as of September 30, 2021, each Company Loan: (i) under the terms of which the obligor is more than ninety (90) days delinquent in payment of principal or interest or in default of any other material provision as of the dates shown thereon or for which the Bank has discontinued the accrual of interest; (ii) that has been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned” or any comparable classifications by the Bank; (iii) that has been listed on any “watch list” or similar internal report of the Bank; or (iv) that represents an extension of credit to an executive officer or director of the Bank or an entity controlled by an executive officer or director.

(d)               The Bank’s allowance for loan and lease losses reflected in the Company Financial Statements (including footnotes thereto) was determined on the basis of the Bank’s continuing review and evaluation of the portfolio of Company Loans under the requirements of GAAP and Legal Requirements, was established in a manner consistent with the Bank’s internal policies, and, in the judgment of the Bank, was adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Company Loans previously charged-off in whole or in part, on outstanding Company Loans.

(e)               To the Knowledge of the Company and subject to general loss histories related to categories of performing loans: (i) none of the Company Loans is subject to any material offset or claim of offset; and (ii) the aggregate loan balances in excess of the Bank’s allowance for loan and lease losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.

Section 3.11       Taxes.

(a)              The Company and each of its Subsidiaries has duly and timely filed, or caused to be filed (taking into account all applicable extensions), all Tax Returns that it was required to file, and each such Tax Return was true, correct and complete in all material respects when filed. The Company and each of its Subsidiaries has paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or due to be filed) due and payable by the Company or any of its Subsidiaries, or claimed to be due and payable by any Regulatory Authority, and is not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith or for which liabilities have been provided in the Company Financial Statements.

(b)              There is no claim or assessment pending or, to the Knowledge of the Company, threatened against the Company and its Subsidiaries for any Taxes that they owe. No audit, examination or investigation related to Taxes paid or payable by the Company and each of its Subsidiaries is presently being conducted or, to the Knowledge of the Company, threatened by any Regulatory Authority. Neither the Company nor its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the Company’s or its Subsidiaries’ assets. Neither the Company nor its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect. Except as set forth in Section 3.11 of the Company Disclosure Schedules, none of the Company or any of its Subsidiaries is a party to a Tax sharing, Tax allocation or similar agreement.

(c)              The Company and each of its Subsidiaries has delivered or made available to Acquiror true, correct and complete copies of all Tax Returns relating to income taxes, franchise taxes and all other material taxes owed by the Company and its Subsidiaries with respect to the last three (3) fiscal years.

(d)              None of the Company or any of its Subsidiaries have deferred any portion of any payroll, social security, unemployment, withholding Taxes or other Taxes pursuant to the CARES Act.

(e)              To the Knowledge of the Company, the Company and each of its Subsidiaries have not engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations: (i) which is a “reportable transaction” or a “listed transaction” or (ii) a “significant purpose of which is the avoidance or evasion of U.S. federal income tax” within the meaning of Sections 6662, 6662A, 6011, 6111 or 6707A of the Code or of the regulations of the U.S. Department of the Treasury promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).

(f)                No claim has been made in writing by any Regulatory Authority in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries, as applicable, is, or may be, subject to Tax by that jurisdiction. No private letter rulings, technical advice memoranda or similar rulings have been requested by or with respect to the Company or any of its Subsidiaries, or entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries.

(g)               The Company and each of its Subsidiaries have complied in all respects with all Legal Requirements relating to the payment and withholding of Taxes and have properly and timely withheld all Taxes required to be withheld by the Company in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, stockholder, Affiliate, customer, supplier or other Person. To the extent required, the Company and each of its Subsidiaries have properly and timely paid all such withheld Taxes to the Regulatory Authority or have properly set aside such withheld amounts in accounts for such purpose.

(h)               Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of:

(i)                Any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;

(ii)              An open transaction occurring on or prior to the Closing Date;

(iii)            A prepaid amount or advance payments received on or before the Closing Date;

(iv)           Any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign Law;

(v)             Any election under Section 108(i) of the Code;

(vi)           A transaction entered into on or before the Closing Date reported under the installment method of accounting or the long-term contract method of accounting;

(vii)          The application of Section 263A of the Code; or

(viii)        Pursuant to any provision of local, state or foreign Tax law comparable to any of the foregoing.

(i)              Neither the Company nor any of its Subsidiaries has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than an affiliated group of which the Company is, or was, the common parent) or otherwise has liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(j)              Within the past three (3) years, neither the Company nor any of its Subsidiaries has distributed stock of another Person, nor has the stock of either the Company or any of its Subsidiaries been distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k)             Except as set forth in Section 3.11 (k) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries has experienced a change in ownership with respect to its stock, within the meaning of Section 382 of the Code, other than the ownership change that will occur as a result of the transaction contemplated by this Agreement.

Section 3.12       Employee Benefits.

(a)               Section 3.12(a) of the Company Disclosure Schedules includes a complete and correct list of each material Company Benefit Plan. The Company has delivered or made available to Acquiror true and complete copies of the following with respect to each material Company Benefit Plan (in each case to the extent applicable): (i) copies of each Company Benefit Plan (or a written description where no formal plan document exists), and all summary plan descriptions and summaries of material modifications thereto; (ii) the last three (3) years’ annual reports on Form 5500, including all schedules thereto and the opinions of independent accountants; and (iii)  the following documents related to each material Company Benefit Plan:

(i)                 all material notices and other material written communications that were given by the Company, any Subsidiary, or any Company Benefit Plan to the IRS, the DOL or the PBGC pursuant to applicable Legal Requirements within the six (6) years preceding the date of this Agreement;

(ii)              all material notices or other material written communications that were given by the IRS, the PBGC, or the DOL to the Company, any Subsidiary, or any Company Benefit Plan within the six (6) years preceding the date of this Agreement; and

(iii)            with respect to any equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award), (A) a complete and correct list of recipients of outstanding awards as of the date hereof, (B) the number of outstanding awards held by each recipient as of the date hereof, and (C) the form of award agreement pursuant to which each such outstanding award was issued or otherwise granted.

(b)              Except as set forth in Section 3.12(b) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (including possible terminations of employment in connection therewith) will cause a payment, vesting, increase or acceleration of benefits or benefit entitlements under any Company Benefit Plan or any other increase in the liabilities of the Company or any Subsidiary under any Company Benefit Plan. No Company Benefit Plan provides for payment of any amount which, considered in the aggregate with amounts payable pursuant to all other Company Benefit Plans, would result in any amount being non-deductible for federal income tax purposes by virtue of Section 280G of the Code.

(c)               The Company does not sponsor, maintain, administer or contribute to, and has not sponsored, maintained, administered or contributed to within the last six (6) years, and does not have any liability (including on account of a Company ERISA Affiliate) with respect to, (i) any “multiemployer plan” (as defined in Section 3(37) of ERISA), or (ii) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). With respect to any Company Benefit Plan that is a “multiple employer plan” (as described in Section 413(c) of the Code), such Company Benefit Plan complies in all material respects with the requirements of the Code and ERISA and neither the Company nor any of its Subsidiaries has any liabilities with respect to such a plan other than the payment and/or remittance of premiums and/or required contributions on behalf of enrolled individuals. Neither the Company nor any of the Company ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to within the last six (6) years, or has any liability with respect to, any Company Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code.

(d)             Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code is the subject of a favorable determination letter from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or the Company and its Subsidiaries are otherwise relying on an opinion or advisory letter issued to the prototype or volume submitter sponsor), and nothing has occurred that would reasonably be expected to adversely affect the qualified status of any Company Benefit Plan or the tax-exempt status of any related trust.

(e)               Each Company Benefit Plan is and has been administered in all material respects in compliance with its terms and with all applicable Legal Requirements.

(f)                Each Company Benefit Plan that is subject to Section 409A of the Code in whole or in part at all applicable times has been established and administered to comply in all material respects with the requirements of Section 409A of the Code.

(g)               Other than routine claims for benefits, there is no litigation, claim or assessment pending or, to the Company’s Knowledge, threatened by, on behalf of, or against any Company Benefit Plan that alleges a violation of applicable state or federal law or violation of any Company Benefit Plan document or related agreement.

(h)               There are no pending or, to the Company’s Knowledge, threatened, audits or investigations by any Regulatory Authority involving any Company Benefit Plan.

(i)                 Neither the Company nor, to the Company’s Knowledge, any of its current or former Company Benefit Plan fiduciaries, employees, officers or directors has or has had any material liability to any Company Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable Legal Requirement by reason of any breach of any fiduciary duty (whether by any action or failure to act) in connection with any Company Benefit Plan, including any material liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. Neither the Company nor any of its Subsidiaries has any material liability on account of any nonexempt prohibited transaction (as described in Code Section 4975(c) or ERISA Section 406).

(j)                 There are no obligations under any Company Benefit Plans to provide health or other welfare benefits to retirees or other former employees, directors, consultants or their dependents (other than (i) rights under Section 4980B of the Code or Section 601 of ERISA or comparable state laws, (ii) coverage that extends through the end of the month in which a termination of employment occurs or (iii) in connection with severance benefits).

(k)               No condition exists as a result of which the Company or any Subsidiary would have any material liability, whether absolute or contingent, under any Company Benefit Plan with respect to any misclassification of a person performing services for the Company or any Subsidiary as an independent contractor rather than as an employee. Except as could not reasonably be expected to result in material liability to the Company or any Subsidiary, all individuals participating in Company Benefit Plans are in fact eligible and authorized to participate in such Company Benefit Plan.

Section 3.13       Compliance with Legal Requirements. The Company and each of its Subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. The Company and each of its Subsidiaries is, and at all times since January 1, 2018, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has received, at any time since January 1, 2018, any written notice or, to the Knowledge of the Company, other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible, or potential obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.

Section 3.14       Legal Proceedings; Orders.

(a)               Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, Proceedings against the Company or any of its Subsidiaries. There is no Order imposed on the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Acquiror or any of its affiliates) that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No officer, director, employee or agent of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of the Company or any of its Subsidiaries as currently conducted. To the Knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or threatened regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any officer or director of the Company.

(b)               Neither the Company nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any Order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) since January 1, 2018, has adopted any policies, procedures or board resolutions at the request of; any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of the Company, since January 1, 2018, none of the foregoing has been threatened by any Regulatory Authority.

Section 3.15       Absence of Certain Changes and Events. Except as listed in Section 3.15 of the Company Disclosure Schedules, since September 31, 2021, the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business and no event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.16       Material Contracts. Except for Contracts evidencing Company Loans made by the Bank in the Ordinary Course of Business, Section 3.16 of the Company Disclosure Schedules lists or describes the following with respect to the Company and each of its Subsidiaries (each such agreement or document, a “Company Material Contract”) as of the date of this Agreement, true, complete and correct copies of each of which have been delivered or made available to Acquiror:

(a)               each lease of real property to which the Company or any of its Subsidiaries is a lessee;

(b)               all loan and credit agreements, conditional sales Contracts or other title retention agreements or security agreements relating to money borrowed by it in excess of $500,000, exclusive of deposit agreements with customers of the Bank entered into in the Ordinary Course of Business, agreements for the purchase of federal funds and repurchase agreements and Federal Home Loan Bank of Des Moines advances;

(c)               each Contract that involves performance of services or delivery of goods or materials by it of an amount or value in excess of $500,000 (other than Contracts for the sale of loans);

(d)               each Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts by it in excess of $500,000;

(e)               each lease, rental, license, installment and conditional sale agreement and other Contract affecting the ownership of, leasing of, title to or use of, any personal property (except personal property leases and installment and conditional sales agreements having aggregate remaining payments of less than $300,000);

(f)                each Contract that contains any assignment or license of or covenant not to assert or enforce any patents, trademarks, copyrights, or other intellectual property (other than shrink-wrap license agreements or other similar license agreements or agreements with current or former employees);

(g)               each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees;

(h)               each joint venture, partnership and other Contract (however named) involving a sharing of profits, losses, costs or liabilities by it with any other Person;

(i)                each Contract containing covenants that limit, in any material respect, the ability of the Company or its Subsidiaries (or that, upon consummation of the Merger, would limit the ability of the Acquiror or any of its Affiliates) to engage in any line of business or to compete with any Person;

(j)                each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods, having an average annual amounts in excess of $300,000;

(k)               each current material consulting agreement to which the Company or any of its Subsidiaries is a party;

(l)                each current material non-competition agreement to which the Company or any of its Subsidiaries is a party;

(m)             each Contract for capital expenditures in excess of $500,000;

(n)               each material Company Benefit Plan; and

(o)               each amendment, supplement and modification in respect of any of the foregoing.

Section 3.17       No Defaults. Each Company Material Contract is in full force and effect and is valid and enforceable against the Company, and to the Company’s Knowledge, against such other party to such Company Material Contract, in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity. To the Knowledge of the Company, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a material violation or breach of, or give the Company, any of its Subsidiaries or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company Material Contract, except where any such default would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company. Except in the Ordinary Course of Business with respect to any Company Loan, neither the Company nor any of its Subsidiaries has given to or received from any other Person, at any time since January 1, 2018, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Company Material Contract, that has not been terminated or satisfied prior to the date of this Agreement. Other than in the Ordinary Course of Business, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable to the Company or any of its Subsidiaries under current or completed Company Material Contracts with any Person, and no such Person has made written demand for such renegotiation.

Section 3.18       Insurance. Section 3.18 of the Company Disclosure Schedules lists all insurance policies and bonds (other than policies and bonds maintained in connection with Company Benefit Plans) owned or held as of the date of this Agreement by the Company and its Subsidiaries with respect to their respective businesses, operations, properties or assets (including bankers’ blanket bond and insurance providing benefits for employees), true, complete and correct copies of each of which have been delivered or made available to Acquiror. The Company and its Subsidiaries are insured against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with comparable entities engaged in the same business and industry. The Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims that have been filed thereunder have been filed in due and timely fashion. Section 3.18 of the Company Disclosure Schedules lists and briefly describes all claims that have been filed under such insurance policies and bonds within the past three (3) years prior to the date of this Agreement that individually or in the aggregate exceed $300,000 and the current status of such claims. None of the Company or any of its Subsidiaries has had any insurance policy or bond cancelled or nonrenewed by the issuer of the policy or bond within the past five (5) years.

Section 3.19       Compliance with Environmental Laws. There are no Proceedings or Orders involving the Company or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of the Company, threatened, nor to the Knowledge of the Company, is there any pending investigation or inquiry, in each case as a result of any asserted failure of the Company or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law. No environmental clearances or other governmental approvals are required for the conduct of the business of the Company or any of its Subsidiaries or the consummation of the Contemplated Transactions. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is the owner of any interest in real estate, other than OREO, on which any substances have been generated, used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property, would require notification to any Regulatory Authority, clean up, removal or some other remedial action under any Environmental Law at such property or any impacted adjacent or down gradient property, except where such action would not reasonably be expected to have a Material Adverse Effect on the Company. Except for any matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each Subsidiary of the Company has complied in all material respects with all Environmental Laws applicable to it and its business operations.

Section 3.20       Transactions with Affiliates. Since January 1, 2018, all transactions required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Securities Act have been disclosed in the Company SEC Reports. No transaction, or series of related transactions, is currently proposed by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other Person, to which the Company or any of its Subsidiaries would be a participant that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act if consummated.

Section 3.21       Brokerage Commissions. Except for fees payable to Keefe, Bruyette & Woods, Inc. pursuant to an engagement letter that has been Previously Disclosed, none of the Company or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 3.22      Approval Delays; CRA Rating. To the Knowledge of the Company, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed. The Bank’s most recent CRA rating was “satisfactory” or better.

Section 3.23       Labor Matters.

(a)               There are no collective bargaining agreements or other labor union Contracts applicable to any employees of the Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three (3) years. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made, or to the Knowledge of the Company, threatened, involving employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. Except as would not be expected to give rise to a Material Adverse Effect, the Company and its Subsidiaries are in compliance with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health. No Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Regulatory Authority.

(b)               Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Regulatory Authority relating to employees or employment practices. None of the Company, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any written notice of intent by any Regulatory Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.

Section 3.24       Intellectual Property.

(a)               Each of the Company and its Subsidiaries has the right, and the Surviving Entity and its Subsidiaries will have the right from and after the Effective Time, to use all patents, trademarks, copyrights, service marks, trade names or other intellectual property owned by them as is necessary to enable them to conduct all material phases of the businesses of the Company and its Subsidiaries in the manner presently conducted by them, and, to the Knowledge of the Company, such use does not infringe on any patent, trademark, copyright, service mark, trade name or any other intellectual property right of any Person.

(b)               To the extent the Company has designated any of its information, materials, or processes a trade secret, the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all such trade secrets that are owned, used, or held by them.

(c)               To the Knowledge of the Company, none of the software utilized by the Company: (i) contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such software (“Defective Code”) or any system containing or used in conjunction with such software that has not been patched and fixed by the software provider and installed and applied by the Company and its Subsidiaries; or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such software or system.

(d)               To the Knowledge of the Company, none of the software utilized by the Company contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware,” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding, in any unauthorized manner, the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) compromising the privacy or data security of any user or damaging or destroying any data file without the user’s consent (“Malicious Code”), which in the case of (i) and (ii) has not been patched or fixed by the software provider and installed and applied by the Company and its Subsidiaries.

(e)              The computers, software utilized by the Company, computer programs, in source code and object code forms, servers, workstations, routers, hubs, switches, circuits, networks, data communication lines, repair and refurbishment equipment, and all other information technology equipment, in each case, relating to the transmission, storage or processing of data, owned or controlled by the Company or any of its Subsidiaries (“IT Assets”) (i) operate and perform, in all material respects as required for the conduct of the Company’s and its Subsidiaries’ businesses, and have not materially malfunctioned or failed within the past three years; and (ii) to the Knowledge of the Company, do not contain any open source code which has a Material Adverse Effect on the Company. The Company and its Subsidiaries take reasonable actions, consistent with industry standards to which it has expressly committed to adhere, to protect the security of the IT Assets (and all third party and customer information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification, or corruption, such as: (A) the use of encryption technology; and (B) the implementation of a security plan which (x) identifies, within a reasonably prompt period of time, material external risks to the security of the Company’s and/or its Subsidiaries’ confidential information or that of third parties or customers, and (y) implements, monitors, and improves adequate and effective safeguards designed to control those risks. The Company has implemented reasonable data backup, data storage, system redundancy, and disaster avoidance and recovery procedures, as well as a reasonable business continuity plan, in each case consistent with banking industry practices. To the Knowledge of the Company no claims are pending or threatened in writing against the Company or any of its Subsidiaries alleging a violation of any the Company’s privacy rights or rights regarding the protection of personally identifiable information or other non-public information.

Section 3.25       Investments.

(a)               Section 3.25(a) of the Company Disclosure Schedules includes a complete and correct list and description as of September 30, 2021, of: (i) all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by the Company or its Subsidiaries, other than, with respect to the Bank, in a fiduciary or agency capacity (the “Company Investment Securities”); and (ii) any such Company Investment Securities that are pledged as collateral to another Person. The Company and each Subsidiary has good and marketable title to all Company Investment Securities held by it, free and clear of any liens, mortgages, security interests, encumbrances or charges, except for Company Permitted Exceptions and except to the extent such Company Investment Securities are pledged in the Ordinary Course of Business consistent with prudent banking practices to secure obligations of the Company or the Bank. The Company Investment Securities are valued on the books of the Company and the Bank in accordance with GAAP.

(b)               Except as may be imposed by applicable securities laws and restrictions that may exist for securities that are classified as “held to maturity,” none of the Company Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of the Company or any of its Subsidiaries to dispose of such investment at any time. With respect to all material repurchase agreements to which the Company or any of its Subsidiaries is a party, the Company or such Subsidiary of the Company, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

(c)               None of the Company or its Subsidiaries has sold or otherwise disposed of any Company Investment Securities in a transaction in which the acquiror of such Company Investment Securities or other Person has the right, either conditionally or absolutely, to require the Company or any of its Subsidiaries to repurchase or otherwise reacquire any such Company Investment Securities.

(d)               All Derivative Transactions, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, were entered into in the Ordinary Course of Business and in accordance with prudent banking practice and applicable Legal Requirements of applicable Regulatory Authorities and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. The Company and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to the Knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

Section 3.26       Fairness Opinion.  Prior to execution of this Agreement, the Company Board has received the opinion of Keefe, Bruyette and Woods, Inc. (a copy of which will be provided to Acquiror after receipt thereof solely for information purposes) to the effect that, as of the date of such opinion and based upon and subject to the qualifications and assumptions set forth therein, the merger consideration (as defined in such opinion) in the Merger is fair, from a financial point of view, to the holders of Company Common Stock, and such opinion has not been withdrawn, revoked or modified.

Section 3.27       No Other Representations or Warranties.

(a)               Except for the representations and warranties made by the Company in this Article 3, and as qualified by the Company Disclosure Schedules (and any updates thereto), neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty, express or implied, to Acquiror or any of its Affiliates or representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article 3, any oral or written information presented to Acquiror or any of its Affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)               The Company acknowledges and agrees that neither Acquiror nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article 4.

Article 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Except as Previously Disclosed, or as disclosed in any Acquiror SEC Report filed with or furnished to the SEC and publicly available prior to the execution of this Agreement and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), and except as may not be disclosed as a result of an applicable Legal Requirement, Acquiror hereby represents and warrants to the Company as follows:

Section 4.1           Acquiror Organization. Acquiror: (a) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on Acquiror; (b) is registered with the Federal Reserve as a financial holding company under the Bank Holding Company Act of 1956, as amended; and (c) has all requisite power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The copies of the Acquiror Certificate of Incorporation and the Acquiror Bylaws and all amendments thereto set forth in the Acquiror SEC Reports are true, complete and correct, and in full force and effect as of the date of this Agreement. Acquiror has no subsidiary other than the subsidiaries listed on Exhibit 21 to Acquiror’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

Section 4.2           Acquiror Subsidiary Organizations. Each Subsidiary of the Acquiror is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on the Acquiror. Each Subsidiary of the Acquiror has all requisite power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of Acquiror’s bank Subsidiaries are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due.

Section 4.3           Authorization; Enforceability. Acquiror has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Acquiror Board. The Acquiror Board has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is in the best interests of Acquiror and its stockholders, and that this Agreement and transactions contemplated hereby are in the best interests of Acquiror and its stockholders. The execution, delivery and performance of this Agreement by Acquiror, and the consummation of its obligations under this Agreement, have been authorized by all necessary corporate action and, subject to the receipt of the Requisite Regulatory Approvals, this Agreement (assuming due authorization, execution and delivery by the other party thereto) constitutes a legal, valid and binding obligation of Acquiror enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.4           No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any provision of the certificate of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors, stockholders, manager or members of, Acquiror or any of its Subsidiaries; or (b) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which Acquiror or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals. To the Acquiror’s Knowledge, except for: (i) the filing of applications, filings and notices, as applicable, with the Federal Reserve and approval of such applications, filings and notices; (ii) the filing of applications, filings and notices, as applicable, with the Missouri Division of Finance and approval of such applications, filings and notices; (iii) the filing of any required applications, filings or notices with the FDIC and approval of such applications, filings and notices; (iv) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (v) the filing of the Delaware Certificate of Merger with the Delaware Secretary of State pursuant to the DGCL; and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Global Market, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

Section 4.5           Acquiror Capitalization.

(a)               The authorized capital stock of Acquiror currently consists exclusively of: (i) 20,000,000 shares of Acquiror Common Stock, of which, as of the date immediately preceding the date of this Agreement (the “Acquiror Capitalization Date”), 15,597,619 shares were issued and outstanding; and (ii) 250,000 shares of Acquiror’s preferred stock, $1.00 par value per share (the “Acquiror Preferred Stock”), of which no shares were issued and outstanding as of the Acquiror Capitalization Date. Acquiror does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the stockholders of Acquiror on any matter. All of the issued and outstanding shares of Acquiror Capital Stock have been, and those shares of Acquiror Common Stock to be issued pursuant to the Merger will be, duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights. Acquiror’s securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, other than the Nasdaq Global Market and Acquiror satisfies all of the quantitative maintenance criteria of the Nasdaq Global Market.

(b)               As of the Acquiror Capitalization Date, no shares of Acquiror Capital Stock were reserved for issuance except for: (i) 466,192 shares of Acquiror Common Stock reserved for issuance in connection with outstanding stock options, restricted stock units, or other equity awards under Acquiror Benefit Plans; and (ii) 340,389 shares of Acquiror Common Stock reserved for issuance pursuant to future awards under Acquiror Benefit Plans.

(c)              None of the shares of Acquiror Common Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the date of this Agreement there are: (i) other than pursuant to any existing equity incentive plans, no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating Acquiror or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of Acquiror Common Stock; and (ii) no contractual obligations of Acquiror or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Acquiror Common Stock or any equity security of the Acquiror or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Acquiror or its Subsidiaries. Except as permitted by this Agreement, since the Acquiror Capitalization Date, no shares of Acquiror Common Stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by Acquiror or any of its Subsidiaries and no dividends or other distributions payable in any equity securities of Acquiror or any of its Subsidiaries have been declared, set aside, made or paid to the stockholders of Acquiror. Other than its Subsidiaries, Acquiror does not own, nor has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 4.6           Acquiror SEC Reports; Financial Statements and Reports; Regulatory Filings.

(a)               Acquiror has timely filed all Acquiror SEC Reports, except where the failure to file any Acquiror SEC Report, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, and all such Acquiror SEC Reports complied as to form in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder which are applicable to the Acquiror. The Acquiror SEC Reports were prepared in accordance with applicable Legal Requirements in all material respects. As of their respective filing dates, none of the Acquiror SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date. As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Acquiror SEC Reports. No Subsidiary of Acquiror is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b)              The financial statements presented (or incorporated by reference) in the Acquiror SEC Reports (including the related notes, where applicable) have been prepared in conformity with GAAP (or in accordance with regulatory accounting principles to the extent different from GAAP and required by any Regulatory Authority or to which the Acquiror and SFCB are subject) consistently, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements, including the maintenance of an adequate system of internal controls. Taken together, the financial statements presented in the Acquiror SEC Reports (collectively, the “Acquiror Financial Statements”) are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of Acquiror and its Subsidiaries at the respective dates of and for the periods referred to in the Acquiror Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Acquiror Financial Statements. As of the date hereof, RSM US LLP has not resigned (or informed Acquiror that it intends to resign) or been dismissed as independent registered public accountants of Acquiror.

(c)               Acquiror and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2018, with all applicable federal or state securities or banking authorities except to the extent failure would not have a Material Adverse Effect on Acquiror and its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

(d)             To the Knowledge of Acquiror, there has not been any event or occurrence since January 1, 2018 that would result in a determination that any of its banking Subsidiaries is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

Section 4.7           Compliance with Legal Requirements. Acquiror and each of its Subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. Acquiror and each of its Subsidiaries is, and at all times since January 1, 2018, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. Except as would not reasonably be expected, individually or in the aggregate, to have Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries has received, at any time since January 1, 2018, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible, or potential obligation on the part of Acquiror or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.

Section 4.8           Legal Proceedings; Orders.

(a)               Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Acquiror, threatened, Proceedings against Acquiror or any of its Subsidiaries. There is no Order imposed on Acquiror or any of its Subsidiaries that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No officer, director, employee or agent of Acquiror or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of Acquiror or any of its Subsidiaries as currently conducted.

(b)               Neither Acquiror nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any Order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of; any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of Acquiror, none of the foregoing has been threatened by any Regulatory Authority.

Section 4.9           Taxes. Acquiror and each of its Subsidiaries has duly filed all material income Tax Returns required to be filed by it on or before the Closing Date, and each such Tax Return filed is complete and accurate in all material respects. Acquiror and each of its Subsidiaries has paid, or made adequate provision for the payment of, all material income Taxes due and payable by Acquiror and its Subsidiaries, and is not delinquent in the payment of any material income Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided. There is no claim or assessment pending against Acquiror for any material Taxes owed by it, and except as set forth on Section 4.9 of the Acquiror Disclosure Schedules, no audit, examination or investigation related to material Taxes paid or payable by Acquiror and its Subsidiaries is presently being proposed or conducted by any Regulatory Authority. Acquiror and each of its Subsidiaries has not engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations which is a “listed transaction” as set forth in Treasury Regulation Section 1.6011 4(b)(2).

Section 4.10       Employee Benefits. Neither Acquiror nor any of the Acquiror ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to within the last six (6) years, or has any liability with respect to, any plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code (including any “multiemployer plan” as defined in Section 3(37) of ERISA). There are no obligations under any Acquiror Benefit Plans to provide health or other welfare benefits to retirees or other former employees, directors, consultants or their dependents (other than (i) rights under Section 4980B of the Code or Section 601 of ERISA or comparable state laws, (ii) coverage that extends through the end of the month in which a termination of employment occurs or (iii) in connection with severance benefits). Except as could not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror, (i) each Acquiror Benefit Plan is and has been administered in all respects in compliance with its terms and with all applicable Legal Requirements, and (ii) other than routine claims for benefits, there is no litigation, claim, audit, investigation or assessment pending or, to Acquiror’s Knowledge, threatened by, on behalf of, or against any Acquiror Benefit Plan that alleges a violation of applicable state or federal law or violation of any Acquiror Benefit Plan document or related agreement.

Section 4.11       Absence of Certain Changes and Events. Since December 31, 2020, no event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror.

Section 4.12       Brokerage Commissions. Except for fees payable to Piper Sandler & Co. pursuant to an engagement letter that has been Previously Disclosed, none of Acquiror or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 4.13       Approval Delays. To the Knowledge of Acquiror, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed. The most recent CRA rating of each banking Subsidiary of Acquiror was “satisfactory” or better.

Section 4.14       Financial Capability. Acquiror has, and will have prior to the Effective Time, sufficient funds to pay the cash portion of the Common Stock Merger Consideration and to perform its other obligations contemplated by this Agreement.

Section 4.15       Transactions With Affiliates. Since January 1, 2018, all transactions required to be disclosed by Acquiror pursuant to Item 404 of Regulation S-K promulgated under the Securities Act have been disclosed in the Acquiror SEC Reports. No transaction, or series of related transactions, is currently proposed by Acquiror or any of its Subsidiaries or, to the Knowledge of Acquiror, by any other Person, to which Acquiror or any of its Subsidiaries would be a participant that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act if consummated.

Section 4.16       No Other Representations or Warranties.

(a)                 Except for the representations and warranties made by Acquiror in this Article 4, neither Acquiror nor any other Person makes any express or implied representation or warranty with respect to Acquiror, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Acquiror hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Acquiror nor any other Person makes or has made any representation or warranty, express or implied, to the Company or any of its Affiliates or representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospective information relating to Acquiror, any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Acquiror in this Article 4, any oral or written information presented to the Company or any of its Affiliates or representatives in the course of their due diligence investigation of Acquiror, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)                 Acquiror acknowledges and agrees that neither the Company nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article 3.

Article 5
THE COMPANY’S COVENANTS

Section 5.1           Access and Investigation.

(a)               Subject to any applicable Legal Requirement and any reasonable response to the COVID-19 virus (SARS-COV-2) (or any mutation or variation thereof or related health condition, or any related or associated epidemics, pandemics or disease outbreaks), Acquiror and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of the Company and each of its Subsidiaries in accordance with the provisions of this Section 5.1(a) as shall be reasonably necessary for the purpose of determining the Company’s continued compliance with the terms and conditions of this Agreement and preparing for the integration of Acquiror and the Company following the Effective Time. Acquiror and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of the Company and each of its Subsidiaries and of their respective financial and legal conditions as Acquiror shall deem reasonably necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere with the normal operations of the Company or any of its Subsidiaries. Upon request, the Company and each of its Subsidiaries will furnish Acquiror or its Representatives attorneys’ responses to auditors’ requests for information regarding the Company or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by Acquiror (provided, such disclosure would not result in the waiver by the Company or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by Acquiror or any of its Representatives shall affect the representations and warranties made by the Company in this Agreement. This Section 5.1(a) shall not require the disclosure of any information to Acquiror the disclosure of which, in the Company’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the date of this Agreement; (iii)  relate to pending or threatened litigation or investigations; or (iv) if disclosure might otherwise affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.

(b)               From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall promptly furnish to Acquiror: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority; in each case other than portions of such documents relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.

(c)               The Company shall provide, and cause each of its Subsidiaries to provide, to Acquiror all information provided to the directors on all such boards or members of such committees in connection with all meetings of the board of directors and committees of the board of directors of the Company or otherwise provided to the directors or members, and to provide any other financial reports or other analysis prepared for senior management of the Company or its Subsidiaries; in each case other than portions of such documents: (i) relating to confidential supervisory or examination materials, (ii) the disclosure of which would violate any applicable Legal Requirement, (iii) the disclosure of which would, in the reasonable judgment of the Company’s outside counsel, result in the waiver of the attorney-client privilege, or (iv) related to an Acquisition Proposal (disclosure of which shall be governed solely by Section 5.8).

(d)              All information obtained by Acquiror in accordance with this Section 5.1 shall be treated in confidence as provided in that certain confidentiality agreement, dated July 27, 2021, between Acquiror and the Company (the “Confidentiality Agreement”).

Section 5.2           Operation of the Company and Company Subsidiaries.

(a)               Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, or in response to the novel coronavirus (COVID-19), any mutation(s) or variation(s) thereof or related health condition, any related or associated epidemics or pandemics, any other extraordinary event or any Legal Requirement enacted by any governmental authority in response thereto, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause each of its Subsidiaries to: (i) conduct its business in the Ordinary Course of Business in all material respects; (ii) maintain and preserve intact its business organization and advantageous business relationships; and (iii) take no action that is intended to or would reasonably be expected to adversely and materially affect or materially delay the ability of the Company or Acquiror to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.

(b)               Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, and except as required in order to comply with any Legal Requirement or Contract, or in response to the novel coronavirus (COVID-19), any mutation(s) or variation(s) thereof or related health condition, any related or associated epidemics or pandemics, any other extraordinary event or any Legal Requirement enacted by any Regulatory Authority in response thereto, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company will not, and will cause each of its Subsidiaries not to:

(i)                 other than pursuant to the terms of any Contract to which the Company is a party that is outstanding on the date of this Agreement: (A) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of Company Common Stock or any security convertible into Company Common Stock; (B) permit any additional shares of Company Common Stock to become subject to new grants, including issuances under Company Benefit Plans; or (C) grant any registration rights with respect to shares of Company Common Stock;

(ii)              (A) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Company Common Stock outside of past practice (other than dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries); or (B) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of Company Common Stock (other than repurchases of shares of Company Common Stock in the Ordinary Course of Business to satisfy obligations under Company Benefit Plans);

(iii)            materially and adversely amend the terms of, waive any rights under, violate the terms of, terminate (other than at its stated expiration date), willfully commit a breach of, or enter into (other than in the Ordinary Course of Business): (A) any Company Material Contract; (B) any material restriction on the ability of the Company or its Subsidiaries to conduct its business as it is presently being conducted; or (C) any Contract or other binding obligation relating to any class of Company Common Stock or rights associated therewith or any outstanding instrument of indebtedness;

(iv)             enter into loan transactions that is not in all material respects in accordance with, or consistent with, past practices of the Bank or that are on terms and conditions that, to the Knowledge of the Company, are materially more favorable than those available to the borrower from competitive sources in arm’s-length transactions;

(v)               (A) enter into any new credit or new lending relationships greater than $2.5 million that would require an exception to the Bank’s formal loan policy as in effect as of the date of this Agreement or that are not in compliance in all material respects with the provisions of such loan policy; or (B) other than incident to a reasonable loan restructuring, extend additional credit to any Person and any director or officer of, or any owner of a material interest in, such Person (any of the foregoing with respect to a Person being referred to as a “Borrowing Affiliate”) if such Person or such Borrowing Affiliate is the obligor under any indebtedness to the Company or any of its Subsidiaries which constitutes a nonperforming loan or against any part of such indebtedness the Company or any of its Subsidiaries has established loss reserves or any part of which has been charged-off by the Company or any of its Subsidiaries;

(vi)             maintain an allowance for loan and lease losses which is not consistent in all material respects with past practices of the Bank to provide for possible or specific losses, net of recoveries relating to Company Loans previously charged-off in whole or in part, on Company Loans and leases outstanding (including accrued interest receivable);

(vii)           fail to: (A) charge-off any Company Loans or leases that would be deemed uncollectible in accordance with GAAP or any applicable Legal Requirement; or (B) place on non-accrual any Company Loans or leases that are past due greater than ninety (90) days;

(viii)        sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties in an amount in excess of $300,000 in the aggregate, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances (A) in the Ordinary Course of Business, (B) of financial assets or investments, or (C) of obsolete or unused equipment, fixtures or assets and in a transaction that, together with other such transactions, is not material to the Company and its Subsidiaries, taken as a whole;

(ix)             acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business), or contract to acquire, all or any portion of the assets, business, deposits or properties of any other entity in an amount in excess of $300,000 in the aggregate except in the Ordinary Course of Business and in a transaction that, together with other such transactions, is not material to the Company and its Subsidiaries, taken as a whole, and does not present a material risk that the Closing Date will be materially delayed or that any approvals necessary to complete the Merger or the other Contemplated Transactions will be more difficult to obtain;

(x)               amend the Company Certificate of Incorporation or the Company Bylaws, or similar governing documents of any of its Subsidiaries;

(xi)             implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

(xii)          except as permitted by this Agreement or as required by any applicable Legal Requirement or the terms of any Company Benefit Plan existing as of the date hereof: (A) materially increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries (collectively, the “Company Employees”), other than (i) increases in the Ordinary Course of Business consistent with past practices in timing, metrics and amount or (ii) increases in connection with the promotion of a Company Employee in accordance with the following clause (B); (B) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option or other stock-based compensation, compensation, severance, pension, consulting, non-competition, change in control, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Company Employee (or newly hired employees), director or stockholder, other than (i) terminations of employment for cause, (ii) in connection with the promotion of a Company Employee in order to fill any vacated position and (iii) entering into an employment agreement with a newly hired employee, or terminating the employment agreement of a Company Employee, in each case where such employee’s annual salary does not exceed $200,000; (C) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans; (D) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; or (E) materially change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Legal Requirements to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or any applicable Legal Requirement;

(xiii)          incur or guarantee any indebtedness for borrowed money, including any increase in any outstanding indebtedness in excess of $1,000,000, other than in the Ordinary Course of Business;

(xiv)         enter into any material new line of business or, other than in the Ordinary Course of Business, materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Legal Requirements or requested by any Regulatory Authority;

(xv)         settle any action, suit, claim or proceeding against it or any of its Subsidiaries, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $300,000 and that would not impose any material restriction on the business of the Company or its Subsidiaries;

(xvi)        make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(xvii)      (1) make or change any material Tax elections, (2) change an annual accounting period, (3) change or consent to any change in its or its Subsidiaries’ method of accounting for Tax purposes (except as required by a change in GAAP or applicable Tax law), (4) change or modify any position on any material Tax Return filed on or after the date of this Agreement from positions taken on Tax Returns previously filed, settle or compromise any Tax liability, claim or assessment, (6) enter into any closing agreement, (7) waive or extend any statute of limitations with respect to a material amount of Taxes, (8) surrender any right to claim a refund for a material amount of Taxes, (9) file any amended Tax Return, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(xviii)        hire any employee with an annual salary in excess of $200,000; or

(xix)          agree to take, make any commitment to take, or adopt any resolutions of the Company Board, or to allow the board of any Company Subsidiary to take or adopt any resolutions of such board of any Company Subsidiary, in support of, any of the actions prohibited by this Section 5.2(b).

Section 5.3           Notice of Changes. To the extent permitted by applicable Legal Requirements, the Company will give prompt notice to Acquiror of any fact, event or circumstance known to it that: (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Material Adverse Effect on the Company; or (b) would cause or constitute a material breach of any of the Company’s representations, warranties, covenants or agreements contained herein that reasonably would be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 8.

Section 5.4           Stockholders’ Meeting. Subject to the other provisions of this Agreement and unless there has been a Company Adverse Recommendation (as defined below), the Company shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, use reasonable best efforts to take all action necessary, including as required by and in accordance with the DGCL, the Company Certificate of Incorporation and the Company Bylaws to duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval. The Company and Company Board will use their reasonable best efforts to obtain from its stockholders the votes in favor of the adoption of this Agreement required by the DGCL, including by recommending that its stockholders vote in favor of this Agreement, and the Company and Company Board will not withhold, withdraw, qualify or modify in a manner adverse to Acquiror or the ability of either party to consummate the Merger (or publicly propose or resolve to withhold, withdraw, qualify or modify in a manner adverse to Acquiror or the ability of either party to consummate the Merger) the Company Board’s recommendation to the Company’s stockholders that the Company’s stockholders vote in favor of the adoption and approval of this Agreement and the Merger (a “Company Adverse Recommendation”). Notwithstanding the foregoing or any other provision in this Agreement to the contrary, if, prior to the time the Company Stockholder Approval is obtained, the Company Board, after consultation with outside counsel, determines in good faith that, based upon the receipt of a Superior Proposal or Intervening Event, it is in the best interest of the Company stockholders to withdraw, modify or qualify such recommendation, or that the failure to make a Company Adverse Recommendation is reasonably likely to result in a violation of its fiduciary duties under applicable Legal Requirements, then the Company Board may make a Company Adverse Recommendation.

Section 5.5           Information Provided to Acquiror. The Company agrees that the information concerning the Company or any of its Subsidiaries that is provided or to be provided by the Company to Acquiror for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Stockholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, the Company shall have no responsibility for the truth or accuracy of any information with respect to Acquiror or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.

Section 5.6           Operating Functions. The Company and the Bank shall reasonably cooperate with Acquiror in connection with planning for the efficient and orderly combination of the parties and the operation of the Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree; including, to the extent necessary, by providing notices and other documentation to all insurance carriers, which will confirm to such carriers that Acquiror is the owner of all insurance accounts after the Effective Time and that Acquiror is the agent of record for all policies relating to such insurance accounts after the Effective Time.

Section 5.7           Company Benefit Plans.

(a)               At the request of Acquiror, which request must be provided at least five (5) days before the Effective Time, the Company will adopt written resolutions to terminate, effective as of the day prior to the Closing Date, any Company Benefit Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (a “Company 401(k) Plan”), on terms reasonably acceptable to Acquiror in accordance with the terms of the applicable Company Benefit Plan and applicable Legal Requirements, provided, however, that no action taken by the Company with respect to the termination of a Company Benefit Plan shall be required to be irrevocable until one day prior to the Effective Time. Following a termination of the Company 401(k) Plan pursuant to the preceding sentence, Acquiror shall, or shall cause its applicable Affiliates to, permit Covered Employees to rollover their account balances in the Company 401(k) Plan (including any promissory notes evidencing outstanding loan balances under the Company 401(k) Plan) into a qualified retirement plan maintained by Acquiror or one of its Affiliates. With respect to any other Company Benefit Plan (other than an individualized agreement or a Company Benefit Plan that cannot be terminated without the consent of participants therein) that Acquiror, at least five (5) days before the Effective Time, requests be terminated by the Company, the Company shall use commercially reasonable efforts to commence the termination of such Company Benefit Plan prior to the Closing Date.

(b)               Prior to the Effective Time, the Company shall accrue the costs associated with any payments due under any Company Benefit Plan, including without limitation any change of control or severance agreements, retention or stay bonus programs, or other similar arrangements, consistent with GAAP.

Section 5.8           Acquisition Proposals and Intervening Events.

(a)                The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Acquiror with respect to any Acquisition Proposal.

(b)               The Company will notify Acquiror, within two (2) Business Days following the Company’s receipt thereof, of any Acquisition Proposal (including the identity of the Person making such Acquisition Proposal), and will thereafter keep Acquiror apprised on a reasonably current basis of any related material developments, discussions and negotiations (including the material terms and conditions of the Acquisition Proposal).

(c)              The Company agrees that it and its Subsidiaries will not, and it will not permit its and its Subsidiaries’ respective officers, directors, agents, advisors and affiliates to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to any Acquisition Proposal (other than contacting a Person for the sole purpose of (1) seeking clarification of the terms and conditions of an Acquisition Proposal or inquiry related thereto or (2) informing a Person of the terms of this Agreement); provided that, notwithstanding the foregoing or any other provision in this Agreement to the contrary, in the event the Company receives an unsolicited bona fide Acquisition Proposal from a Person other than Acquiror after the execution of this Agreement, and the Company Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal, the Company may: (i) furnish information or data with respect to it and its Subsidiaries to such Person making such Acquisition Proposal and its Representatives, pursuant to a customary confidentiality agreement (subject to the requirement that any such information not previously provided to Acquiror shall be promptly furnished to Acquiror); (ii) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; and (iii) only if the Company Board has determined, after consultation with outside counsel and its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal, terminate this Agreement pursuant to Section 10.1(h) in order to enter into an agreement with respect to such Acquisition Proposal; provided, however, that the Company may not terminate this Agreement pursuant to Section 10.1(h) unless (x) four (4) Business Days have elapsed following the delivery to Acquiror of a written notice of the Company Board’s determination that such Acquisition Proposal constitutes a Superior Proposal, (y) during such four (4) Business-Day period, the Company negotiated with Acquiror, if Acquiror so desired, to make changes to this Agreement and the Contemplated Transactions so that such Acquisition Proposal would no longer constitute a Superior Proposal and (y) after the close of business on the last day of such four (4) Business-Day period, the Company Board, after consultation with outside counsel and its financial advisor and after considering any changes to this Agreement and the Contemplated Transactions that were proposed in writing by Acquiror prior to the end of such four (4) Business-Day Period, determines that such Acquisition Proposal continues to constitute a Superior Proposal.

(d)               Nothing in this Agreement shall prohibit or restrict the Company Board from making a Company Adverse Recommendation at any time prior to obtaining the Company Stockholder Approval in response to an Intervening Event to the extent that (i) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to effect a Company Adverse Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Legal Requirements, and (ii) (A) the Company provides Acquiror four (4) Business Days’ notice of its intention to take such action, which notice shall specify the reasons therefor, (B) after providing such notice and prior to making such Company Adverse Recommendation, the Company shall negotiate in good faith with Acquiror during such four (4) Business Day period (to the extent that Acquiror desires to negotiate) to make such revisions to the terms of this Agreement as would obviate the need for the Company Board to make a Company Adverse Recommendation pursuant to this Section 5.8(d), and (C) the Company Board shall have considered in good faith any changes to this Agreement offered in writing by Acquiror, and following such four (4) Business Day period, shall have determined in good faith, after consultation with its outside legal counsel and, with respect to financial matters, financial advisors, that the failure of the Company Board to effect a Company Adverse Recommendation with respect to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable Legal Requirements.

(e)               Nothing contained in this Agreement shall prevent the Company or the Company Board from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

Article 6

ACQUIROR’S COVENANTS

Section 6.1           Access and Investigation ..

(a)               Subject to any applicable Legal Requirement and any reasonable response to the COVID-19 virus (SARS-COV-2) (or any mutation or variation thereof or related health condition, or any related or associated epidemics, pandemics or disease outbreaks), the Company and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of Acquiror and each of its Subsidiaries in accordance with the provisions of this Section 6.1(a) as shall be reasonably necessary for the purpose of determining Acquiror’s continued compliance with the terms and conditions of this Agreement. No investigation by the Company or any of its Representatives shall affect the representations and warranties made by Acquiror in this Agreement. This Section 6.1(a) shall not require the disclosure of any information to the Company the disclosure of which, in Acquiror’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the date of this Agreement; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.

(b)               All information obtained by the Company in accordance with this Section 6.1 shall be treated in confidence as provided in the Confidentiality Agreement.

Section 6.2           Operation of the Acquiror and Acquiror Subsidiaries.

(a)               During the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Acquiror shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause each of its Subsidiaries to: (a) maintain and preserve intact its business organization and advantageous business relationships; and (b) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Acquiror to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.

(b)               Except as expressly provided for in this Agreement or in the usual, regular and ordinary course consistent with past practice, from the date hereof until the Effective Time, Acquiror covenants to the Company, for itself and on behalf of Acquiror’s Subsidiaries, that, without first obtaining the written approval of the Company (which shall not be unreasonably withheld, conditioned or delayed), Acquiror will not, and will cause each Acquiror Subsidiary not to:

(i)                 adjust, split, combine, reclassify, redeem, purchase or otherwise acquire any shares of capital stock;

(ii)              set any record or payment dates for the payment of any material dividends or distributions on its capital stock, or make, declare or pay any material dividend or distribution;

(iii)             issue, sell, deliver, grant or otherwise permit to become outstanding, or authorize the creation of, any: (A) shares of any class of stock of any Acquiror Subsidiary; (B) shares of any class of stock of Acquiror (other than the 15,597,619 shares of stock outstanding as of the Acquiror Capitalization Date or pursuant to any existing equity incentive plan); (C) securities convertible into any of such shares; or (D) securities or obligations convertible into or exercisable or exchangeable for, or giving to any other party any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of Acquiror; or

(iv)             agree to, or make a commitment to, take, or adopt any resolutions of the Acquiror Board in support of any of the foregoing.

Section 6.3           Notice of Changes. The Acquiror will give prompt notice to the Company of any fact, event or circumstance known to it that: (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Material Adverse Effect on the Acquiror; or (b) would cause or constitute a material breach of any of the Acquiror’s representations, warranties, covenants or agreements contained herein that reasonably would be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 9.

Section 6.4           Information Provided to the Company. Acquiror agrees that the information concerning Acquiror or any of its Subsidiaries that is provided or to be provided by Acquiror to the Company for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, Acquiror shall have no responsibility for the truth or accuracy of any information with respect to the Company or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or in any document submitted to, or other communication with, any Regulatory Authority.

Section 6.5           Operating Functions. Acquiror shall cooperate with the Company and the Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree.

Section 6.6           Indemnification.

(a)               From and after the Effective Time, Acquiror shall indemnify, defend and hold harmless, to the fullest extent permitted under applicable Legal Requirements, each current or former director, officer or employee of the Company or any of its Subsidiaries or fiduciary of the Company or any of its Subsidiaries under any Company Benefit Plans or any Person who is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, trustee, employee or agent of another Person (each, an “Indemnified Party”), and any Person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, fines, losses, claims, amounts paid in settlement, damages and liabilities relating to, arising from or incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including this Agreement or the Contemplated Transactions, whether asserted or claimed prior to, at or after the Effective Time. Acquiror shall also advance expenses incurred by an Indemnified Party in each such case to the fullest extent permitted by applicable Legal Requirements, subject to the receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder.

(b)               For a period of six (6) years after the Effective Time or, if such term coverage is not available, such other maximum period of coverage available, the Company shall acquire and maintain in effect the Company’s and its Subsidiaries’ current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policy for acts or omissions occurring prior to or at the Effective Time; provided that in no event shall the Company be required to expend annually in the aggregate an amount in excess of 300% of the amount of the aggregate annual premiums paid by the Company and its Subsidiaries for the current policy term for such purpose and, if the Company is unable to maintain such policy (or substitute policy) as a result of this proviso, the Company shall obtain as much comparable insurance as is available and for as long a period of time as is available following the Effective Time by payment of such amount; provided further, that the Company may substitute therefor, or the Acquiror may purchase prior to the Effective Time, “tail” policies the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Company’s and its Subsidiaries’ existing policies as of the date hereof.

(c)               If Acquiror or any of its successors or assigns shall: (i) consolidate with or merge into any other Person and shall not be the continuing or Surviving Entity or entity of such consolidation or merger; or (ii) transfer all or substantially all its properties and assets to any Person; then, and in each such case, Acquiror shall cause proper provision to be made so that the successor and assign of Acquiror assumes the obligations set forth in this Section 6.6.

(d)               Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers, employees or other Persons insured thereunder, it being understood and agreed that the indemnification and other rights provided for in this Section 6.6 are not prior to or in substitution for any such claims under such policies.

(e)               The provisions of this Section 6.6 are not exclusive of any other rights to indemnification, advancement of expenses, exculpation or insurance of any Indemnified Party, whether arising under the Company’s or any of its Subsidiaries’ organizational documents, applicable law, an indemnification agreement, a resolution of a board of directors or stockholders or otherwise, and such provisions shall survive consummation of the Merger and the Bank Merger. The provisions of this Section 6.6 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives, each of whom is an express third-party beneficiary hereof.

Section 6.7           Authorization and Reservation of Acquiror Common Stock. The Acquiror Board shall, as of the date hereof, authorize and reserve the maximum number of shares of Acquiror Common Stock to be issued pursuant to this Agreement and take all other necessary corporate action to consummate the Contemplated Transactions.

Section 6.8           Stock Exchange Listing. Acquiror shall use its reasonable best efforts to cause all shares of Acquiror Common Stock issuable or to be reserved for issuance under this Agreement to be approved for listing on the Nasdaq Global Market prior to the Closing Date.

Section 6.9           Assumption of Debt Instruments. Acquiror agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Entity, at or prior to the Effective Time, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of the Company’s outstanding debt, subordinated debentures, guarantees, securities, and other agreements to the extent required by the terms of such debt, subordinated debentures, guarantees, securities, and other agreements.

Section 6.10       Board Representation. Subject to any necessary approval by the appropriate Regulatory Authorities, Acquiror shall take all appropriate action, subject to and in accordance with the Acquiror Bylaws, to appoint one individual serving on the Company Board and mutually agreeable to the parties, to the Acquiror Board, effective immediately upon the Effective Time.

Article 7
COVENANTS OF ALL PARTIES

Section 7.1           Regulatory Approvals. Acquiror and the Company and their respective Subsidiaries will cooperate and use all reasonable best efforts to as promptly as possible, but in no event more than thirty (30) days after the date of this Agreement, prepare and file the appropriate regulatory applications to effect and obtain all Requisite Regulatory Approvals, and the parties will comply with the terms of such Requisite Regulatory Approvals. Each of Acquiror and the Company will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Legal Requirements relating to the exchange of information, with respect to all public, non-confidential substantive written information submitted to any Regulatory Authority in connection with the Requisite Regulatory Approvals. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all permits, consents, approvals and authorizations of all Regulatory Authorities necessary or advisable to consummate the Contemplated Transactions, and each party will keep the other party apprised of the status of material matters relating to completion of the Contemplated Transactions. Acquiror and the Company will, upon request, furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries with or to any Regulatory Authority in connection with the Contemplated Transactions. Notwithstanding anything to the contrary, including the covenants set forth in Sections 7.1 and 7.3, nothing in this Agreement shall require Acquiror to grant any consent, make any undertaking, agree to any concession, make any payment, take (or refrain from taking) any action, or commit to do any of the foregoing, to obtain any Requisite Regulatory Approval, or to enable, facilitate or permit the Company to obtain any Requisite Regulatory Approval, if such consent, undertaking, concession or action is materially adverse to Acquiror.

Section 7.2           SEC Registration. As soon as practicable, but in no event more than sixty (60) days, following the date of this Agreement, the Company and Acquiror shall prepare and file with the SEC the Proxy Statement and Acquiror shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included. Acquiror shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the Contemplated Transactions. Prior to the filing of the Registration Statement, Acquiror shall consult with the Company with respect to such filing and shall afford the Company and its Representatives reasonable opportunity to review and comment thereon. The Registration Statement and the Proxy Statement shall include all information reasonably requested by the Company to be included. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Acquiror shall also take any action required to be taken under any applicable Legal Requirement in connection with the Acquiror Stock Issuance, and each party shall furnish all information concerning itself and its stockholders as may be reasonably requested in connection with any such action. Acquiror will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Acquiror Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC to amend the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. If prior to the Effective Time any event occurs with respect to the Company, Acquiror or any Subsidiary of the Company or Acquiror, respectively, or any change occurs with respect to information supplied by or on behalf of the Company or Acquiror, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, the Company or Acquiror, as applicable, shall promptly notify the other of such event (including, prior to entering into any agreement providing for any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction involving Acquiror or any of its Subsidiaries), and the Company or Acquiror, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by applicable Legal Requirements, in disseminating the information contained in such amendment or supplement to the Company’s stockholders and to Acquiror’s stockholders. Acquiror shall take all action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Legal Requirements and the rules and regulations thereunder in connection with the Merger and the Acquiror Stock Issuance.

Section 7.3           Publicity. Neither the Company nor Acquiror shall, and neither the Company nor Acquiror shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the Contemplated Transactions without the prior consent (which consent shall not be unreasonably withheld or delayed) of Acquiror, in the case of a proposed announcement, statement or disclosure by the Company, or the Company, in the case of a proposed announcement, statement or disclosure by Acquiror; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances), issue or cause the publication of any press release or other public announcement to the extent required by applicable Legal Requirements or by the Nasdaq Rules.

Section 7.4           Reasonable Best Efforts; Cooperation. Each of Acquiror and the Company agrees to exercise good faith and use its reasonable best efforts to satisfy the various covenants and conditions to the Closing in this Agreement, and to consummate the Contemplated Transactions as promptly as practicable. Neither Acquiror nor the Company will intentionally take or intentionally permit to be taken any action that would be a breach of the terms or provisions of this Agreement. Between the date of this Agreement and the Closing Date, each of Acquiror and the Company will, and will cause each Subsidiary of Acquiror and the Company, respectively, and all of their respective Affiliates and Representatives to, reasonably cooperate with respect to all filings that any party is required by any applicable Legal Requirements to make in connection with the Contemplated Transactions. Subject to applicable Legal Requirements and the instructions of any Regulatory Authority, each party shall keep the other party reasonably apprised of the status of matters relating to the completion of the Contemplated Transactions, including promptly furnishing the other party with copies of notices or other written communications received by it or any of its Subsidiaries from any Regulatory Authority with respect to such transactions.

Section 7.5           Employees and Employee Benefits.

(a)               All individuals employed by the Company or any of its Subsidiaries immediately prior to the Closing (“Covered Employees”) shall automatically become employees of Acquiror as of the Closing. Following the Closing, Acquiror shall maintain employee benefit plans and compensation opportunities for the benefit of Covered Employees that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available to similarly-situated employees of Acquiror under the Acquiror Benefit Plans; provided, however, that: (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen Acquiror Benefit Plan; and (ii) until such time as Acquiror shall cause Covered Employees to participate in the Acquiror Benefit Plans, a Covered Employee’s continued participation in Company Benefit Plans shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Acquiror Benefit Plans may commence at different times with respect to each Acquiror Benefit Plan).

(b)               For the purpose of satisfying eligibility requirements and vesting periods (but not for the purpose of other benefit accruals) under the Acquiror Benefit Plans providing benefits to the Covered Employees (the “New Plans”), each Covered Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors to the same extent as such Covered Employee was entitled to credit for such service under any applicable Company Benefit Plan in which such Covered Employee participated or was eligible to participate immediately prior to the Transition Date; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.

(c)               In addition, and without limiting the generality of the foregoing, as of the Transition Date, Acquiror shall use commercially reasonable efforts to provide that: (i) each Covered Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is similar in type to an applicable Company Benefit Plan in which such Covered Employee was participating immediately prior to the Transition Date (such Company Benefit Plans prior to the Transition Date collectively, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or similar benefits to any Covered Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan shall be waived for such Covered Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Covered Employee, as applicable, participated or was eligible to participate immediately prior to the Transition Date; and (iii) any eligible expenses incurred by such Covered Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Transition Date shall be taken into account under such New Plan to the extent such eligible expenses were incurred during the plan year of the New Plan in which the Transition Date occurs for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Covered Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d)               Nothing in this Agreement, express or implied, is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement or any right to a particular term or condition of employment, or is intended to confer upon any individual (including employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third party beneficiary of this Agreement.

Section 7.6           Tax Free Reorganization.

(a)               The parties intend that the Merger qualify as a nontaxable reorganization within the meaning of Section 368(a) and related sections of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each of the Company and Acquiror shall use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Acquiror nor any Affiliate of Acquiror knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b)               As of the date hereof, the Company does not know of any reason: (i) why it would not be able to deliver to counsel to the Company and counsel to Acquiror, at the date of the legal opinions referred to in Section 9.8, certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the “IRS Guidelines”), to enable counsel to Acquiror and counsel to the Company to deliver the legal opinions contemplated by Section 9.8, respectively, and the Company hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to the Company would not be able to deliver the opinion required by Section 9.8. The Company will deliver such certificates to counsel to the Company and counsel to Acquiror.

(c)               As of the date hereof, Acquiror does not know of any reason why it would not be able to deliver to counsel to Acquiror and counsel to the Company, at the date of the legal opinions referred to in Section 9.8, certificates substantially in compliance with the IRS Guidelines, to enable counsel to Acquiror and counsel to the Company to deliver the legal opinions contemplated by Section 9.8, respectively, and Acquiror hereby agrees to deliver such certificates effective as of the date of such opinions. Acquiror will deliver such certificates to counsel to Acquiror and counsel to the Company.

(d)               Any transfer Taxes imposed as a result of the Contemplated Transactions shall be paid fifty percent (50%) by the Company and fifty percent (50%) by Acquiror when due, provided, however, if any penalties and interest are attributable to solely as a result of the actions or activities of only one of the parties, then such penalties and interest will be borne by party whose actions or activities resulted in such penalties and interest. The party required by law to do so by law to do so shall file all necessary Tax Returns and other documentation with respect to all transfer Taxes and, if required by applicable law, the other party shall, and shall cause their Affiliates to, join in the execution of any such Tax Return and other documentation. The parties shall cooperate in timely providing each other with such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns with respect to, any transfer Taxes.

(e)               BKD CPA & Advisors shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Company for taxable periods (or portion thereof) that end on or before the Closing Date and that are required to be filed after the Closing Date (“Pre-Closing Tax Returns”). Such Pre-Closing Tax Returns shall be prepared in a manner consistent with past practice (unless otherwise required by law) and without a change of any election or any accounting method. BKD CPA & Advisors shall provide copies of any such Pre-Closing Tax Return to Acquiror at least twenty (20) days prior to the filing of the Pre-Closing Tax Returns (which filing shall be before the due date, including extensions) for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed).

(f)                Any and all Tax sharing agreements or other similar agreements (whether written or not) with respect to or involving the Company shall be terminated as of the Closing Date. After the Closing Date, the Company shall not be bound thereby or have any liability thereunder.

Section 7.7           Takeover Laws. If any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover Legal Requirement is or may become applicable to the Merger, the parties shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated by this Agreement and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Legal Requirement on the Merger and the transactions contemplated by this Agreement.

Section 7.8           Stockholder Litigation. Each of the Company and Acquiror shall give the other the reasonable opportunity to consult concerning the defense of any stockholder litigation against the Company or Acquiror, as applicable, or any of their respective directors or officers relating to the Contemplated Transaction

Section 7.9           Exemption from Liability Under Section 16(b). Company and Acquiror agree that, in order to most effectively compensate and retain Company Insiders (defined below), both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock into shares of Acquiror Common Stock in the Merger, and for that compensatory and retentive purposes agree to the provisions of this Section 7.9. Assuming Company delivers to Acquiror in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), the Board of Directors of Acquiror and of Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause any dispositions of Company Common Stock by the Company Insiders, and any acquisitions of Acquiror Common Stock, or the stock issued pursuant to Section 2.1, by any Company Insiders who, immediately following the Merger, will be officers or directors of the Acquiror subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

Section 7.10       Adjusted Equity.

(a)               Within five (5) Business Days prior to the Closing Date, the Company shall have delivered to Acquiror a closing balance sheet for the Company as of the end of the immediately preceding month, prepared in all material respects in conformity with past practices and policies of Company and its Subsidiaries and in accordance with GAAP applied on a basis consistent with the preparation of the Company Financial Statements. The closing balance sheet shall reflect stockholders’ equity as adjusted to reflect the following adjustments, specification and changes: (i) the impact of the accumulated other comprehensive income shall be excluded; (ii) all Transaction Expenses shall be excluded; and (iii) the expenses associated with the termination and liquidation of the employment agreements set forth in Section 3.12(b) of the Company Disclosure Schedules shall be excluded (the “Adjusted Equity”). For purposes of the calculation of the Adjusted Equity, “Transaction Expenses” shall include, without limitation, investment banking fees, legal fees, accounting fees, costs associated with mailing the Proxy Statement, costs associated with the termination of Company Material Contracts, each of which shall be paid by or accrued for by the Company through the Closing Date. Acquiror shall have had an opportunity to review and comment on such estimated balance sheet. Such estimated closing balance sheet, as revised to reflect any comments agreed to by Company and Acquiror, is referred to as the “Closing Balance Sheet.”

(b)               If the Company Closing Balance Sheet reflects the Adjusted Equity greater than or equal to $95,549,088 (the “Company Minimum Adjusted Net Worth”), then there will be no adjustment to the Common Stock Merger Consideration. If the Closing Balance Sheet reflects the Adjusted Equity less than the Company Minimum Adjusted Net Worth, the Common Stock Merger Consideration shall be reduced as set forth in Section 2.1(b).

Article 8
CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIROR

The obligations of Acquiror to consummate the Contemplated Transactions and to take the other actions required to be taken by Acquiror at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Acquiror in whole or in part, except to the extent such waiver would be inconsistent with an applicable Legal Requirement):

Section 8.1           Accuracy of Representations and Warranties. For purposes of this Section 8.1, the accuracy of the representations and warranties of the Company set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing Date (or such other date(s) as specified, to the extent any representation or warranty speaks as of a specific date). The representations and warranties set forth in Section 3.1, Section 3.3, Section 3.5(a) and (b) and Section 3.6 shall be true and correct in all material respects. In addition to the foregoing, there shall not exist inaccuracies in the representations and warranties of the Company set forth in this Agreement (including the representations and warranties set forth in Section 3.1, Section 3.3, Section 3.5(a) and (b) and Section 3.6) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” shall be deemed not to include such qualifications.

Section 8.2           Performance by the Company. The Company shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.

Section 8.3           Stockholder Approval. The Company Stockholder Approval shall have been obtained.

Section 8.4           No Injunctions or Restraints; Illegality. No Order issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the Merger.

Section 8.5           Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall contain commitments, conditions, restrictions or understandings, whether contained in an approval letter or otherwise, which, individually or in the aggregate, would reasonably be expected by Acquiror Board to materially restrict or burden Acquiror or the Surviving Entity.

Section 8.6           Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

Section 8.7           Officers’ Certificate. Acquiror shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying as to the matters set forth in Sections 8.1 and 8.2.

Section 8.8           Stock Exchange Listing. Acquiror shall have filed with the Nasdaq Stock Market, LLC a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the Nasdaq Stock Market, LLC shall not have objected to the listing of such shares of Acquiror Common Stock.

Section 8.9           No Material Adverse Effect. From the date of this Agreement to the Closing, there shall be and have been no change in the financial condition, assets or business of the Company or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Article 9
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY

The obligations of the Company to consummate the Contemplated Transactions and to take the other actions required to be taken by the Company at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Company, in whole or in part, except to the extent such waiver would be inconsistent with an applicable Legal Requirement):

Section 9.1           Accuracy of Representations and Warranties. For purposes of this Section 9.1, the accuracy of the representations and warranties of Acquiror set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing Date (or such other date(s) as specified, to the extent any representation or warranty speaks as of a specific date). The representations and warranties set forth in Section 4.1, Section 4.3 and Section 4.5(a) and (b) shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Acquiror set forth in this Agreement (including the representations set forth in Section 4.1, Section 4.3 and Section 4.5(a) and (b)) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect; provided, that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” shall be deemed not to include such qualifications.

Section 9.2           Performance by Acquiror. Acquiror shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.

Section 9.3           Stockholder Approval. The Company Stockholder Approval shall have been obtained.

Section 9.4           No Injunctions or Restraints; Illegality . No Order issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the Merger.

Section 9.5           Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall contain commitments, conditions, restrictions or understandings, whether contained in an approval letter or otherwise, which, individually or in the aggregate, would reasonably be expected by Company Board to materially restrict or burden the Surviving Entity.

Section 9.6           Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

Section 9.7           Officers’ Certificate. The Company shall have received a certificate signed on behalf of Acquiror by an executive officer of Acquiror certifying as to the matters set forth in Sections 9.1 and 9.2.

Section 9.8           Tax Opinion. The Company shall have received a written opinion of Sidley Austin LLP, tax counsel to the Company, or of another nationally recognized law firm, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) each of the Company and Acquiror will be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash consideration received in the Merger and any cash received in lieu of fractional shares of Acquiror Common Stock.

Section 9.9           Stock Exchange Listing. Acquiror shall have filed with the Nasdaq Stock Market, LLC a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the Nasdaq Stock Market, LLC shall not have objected to the listing of such shares of Acquiror Common Stock.

Section 9.10       No Material Adverse Effect. From the date of this Agreement to the Closing, there shall be and have been no change in the financial condition, assets or business of Acquiror or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on Acquiror.

Article 10
TERMINATION

Section 10.1       Termination of Agreement. This Agreement may be terminated only as set forth below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or Acquiror:

(a)               by mutual consent of the Acquiror Board and Company Board, each evidenced by appropriate written resolutions;

(b)               by Acquiror if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (except for breaches of Section 5.4 or Section 5.8, which are separately addressed in Section 10.1(g)), which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in Article 8 and such breach or failure to perform has not been or cannot be cured on or prior to the earlier of two (2) Business Days prior to the Termination Date and thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform; provided that Acquiror is not itself in material breach of any provision of this Agreement;

(c)               by the Company if Acquiror shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in Article 9 and such breach or failure to perform has not been or cannot be cured on or prior to the earlier of two (2) Business Days prior to the Termination Date and thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform, provided that the Company is not itself in material breach of any provision of this Agreement;

(d)               by Acquiror or the Company if: (i) any Regulatory Authority that must grant a Requisite Regulatory Approval has denied approval of any of the Contemplated Transactions and such denial has become final and nonappealable; (ii) any application, filing or notice for a Requisite Regulatory Approval has been withdrawn at the request or recommendation of the applicable Regulatory Authority; or (iii) if the Company Stockholder Approval is not obtained following the Company Stockholders’ Meeting; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to a party whose failure (or the failure of any of its Affiliates) to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the occurrence of any event described in clauses (i) and (ii) above;

(e)               by Acquiror or the Company if the Effective Time shall not have occurred at or before the first anniversary of the date of this Agreement (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date; provided further, the Termination Date shall be extended if, in the mutual reasonable judgment of the parties, it is necessary to obtain the Requisite Regulatory Approval;

(f)                by Acquiror or the Company if any court of competent jurisdiction or other Regulatory Authority shall have issued an Order, or taken any other action restraining, enjoining or otherwise prohibiting any of the Contemplated Transactions and such judgment, Order, injunction, rule, decree or other action shall have become final and nonappealable;

(g)               by Acquiror if the Company materially breaches any of its obligations under Section 5.4 or Section 5.8;

(h)               by the Company in accordance with Section 5.8;

(i)                 by Acquiror if the Company makes a Company Adverse Recommendation;

(j)                 by the Company, if the Company and Acquiror have not otherwise agreed in writing pursuant to Section 1.2 on a Closing Date, and (i) all of the conditions to the obligations of the Acquiror to consummate the Closing set forth in Article 8 (other than those conditions that by their terms are to be satisfied by the delivery of documents or taking of any other action at the Closing, but subject to such conditions being capable of being satisfied at the Closing) have been satisfied or waived as of the date the Closing should have been consummated pursuant to Section 1.2, (ii) the Company has delivered to the Acquiror a written notice irrevocably confirming that, if the Acquiror performed their respective obligations hereunder to consummate the Closing, the Company is ready, willing and able to consummate the Closing and the Closing will occur in accordance with the terms of this Agreement and (iii) the Acquiror shall have failed to consummate the Closing pursuant to Section 1.2 within three (3) Business Days after the delivery of the written notice specified in clause (ii) above; provided, that the Company remains ready to consummate the Closing as of immediately prior to the expiration of such three (3) Business Day period; and

(k)               by the Company, if both of the following conditions are satisfied on the Determination Date, such termination to be effective on the tenth (10th) day following the Determination Date: (i) the Final Acquiror Market Value is less than 85% of the Initial Acquiror Market Value and (ii) the number obtained by dividing the Final Acquiror Market Value by the Initial Acquiror Market Value shall be less than the number obtained by dividing (A) the Final Index Price by (B) the Initial Index Price minus 0.15; subject, however, to the following three sentences. If the Company elects to exercise its termination right pursuant to this Section 10.1(k), it shall give written notice thereof to Acquiror within two (2) Business Days. During the five (5) Business Day period commencing with its receipt of such notice, Acquiror shall have the option to increase the Exchange Ratio to equal the lesser of (x) a quotient, the numerator of which is equal to the product of (A) the Initial Acquiror Market Value, (B) the Exchange Ratio, and (C) the Index Ratio minus 0.15 and the denominator of which is equal to the Final Acquiror Market Value; or (y) the quotient determined by dividing the Initial Acquiror Market Value by the Final Acquiror Market Value, and multiplying the quotient by the product of the Exchange Ratio and 0.85. If within such five (5) Business Day period, Acquiror delivers written notice to the Company that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies the Company of the revised Exchange Ratio, then no termination shall have occurred pursuant to this Section 10.1(k), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified). If Acquiror or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 10.1(k). Any changes to the Exchange Ratio pursuant to this Section 10.1(k) shall also be applied consistently to the Mixed Election Share Consideration. For the avoidance of doubt, the revised Mixed Election Share Consideration shall be equal to the revised Exchange Ratio divided by 0.85.

For purposes of this Agreement, the following terms shall have the following meanings:

“Determination Date” means the first date on which all Requisite Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period).

“Final Acquiror Market Value” means the weighted average of the daily closing sales prices of a share of Acquiror Common Stock as reported on the Nasdaq Global Select Market for the twenty (20) consecutive trading days immediately preceding the Determination Date.

“Final Index Price” means the average of the daily closing value of the Index as reported by Bloomberg (or if not available via Bloomberg another mutually agreeable source) for the twenty (20) consecutive trading days immediately preceding the Determination Date.

“Index” means the Nasdaq Bank Index or, if such Index is not available, such substitute or similar Index as substantially replicates the Nasdaq Bank Index.

“Index Ratio” means the Final Index Price divided by the Initial Index Price.

“Initial Acquiror Market Value” means $59.39, adjusted as indicated in the last sentence of Section 10.1(k).

“Initial Index Price” means the closing value of the Index as reported by Bloomberg (or if not available via Bloomberg another mutually agreeable source) on the last trading day immediately preceding the execution of this Agreement, adjusted as indicated in the last sentence of Section 10.1(k).

Section 10.2       Effect of Termination or Abandonment. Except as provided in Section 11.1, in the event of the termination of this Agreement and the abandonment of the Merger pursuant to Section 10.1, this Agreement shall become null and void, and, subject to Section 10.3, there shall be no liability of one party to the other or any restrictions on the future activities on the part of any party to this Agreement, or its respective directors, officers or stockholders, except that: (a) the Confidentiality Agreement, this Section 10.2, Section 10.3 and Article 11 shall survive such termination and abandonment; and (b) no such termination shall relieve the breaching party from liability resulting from its fraud or any material breach by that party of this Agreement.

Section 10.3       Fees and Expenses.

(a)               Except as otherwise provided in this Section 10.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other Contemplated Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the expenses incurred in connection with the filing of the Registration Statement, and all filing and other fees paid to the SEC, in each case in connection with the Merger (other than the Company’s attorneys’ fees, accountants’ fees and related expenses), shall be paid by the Acquiror and the expenses incurred in connection with printing and mailing of the Proxy Statement shall be paid by the Company.

(b)               If this Agreement is terminated by Acquiror pursuant to Section 10.1(b), then the Company shall pay to Acquiror, within ten (10) Business Days after such termination, the amount of $4.7 million (the “Termination Fee”) by wire transfer of immediately available funds to such account as Acquiror shall designate.

(c)               If this Agreement is terminated by the Company pursuant to Section 10.1(c) or Section 10.1(j) (or Section 10.1(e), if at the time of, or prior to, such termination pursuant to Section 10.1(e), the Company would have been entitled to terminate this Agreement pursuant to Section 10.1(c) or Section 10.1(j)), then Acquiror shall pay to the Company, within ten (10) Business Days after such termination, the Termination Fee by wire transfer of immediately available funds to such account as the Company shall designate.

(d)               If this Agreement is terminated by the Company pursuant to Section 10.1(h) or by Acquiror pursuant to Section 10.1(g), then the Company shall pay to Acquiror, within two (2) Business Days after such termination, the Termination Fee by wire transfer of immediately available funds to such account as Acquiror shall designate.

(e)               If, after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of the Company or has been communicated directly to the Company’s stockholders generally or any Person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to the Company and (i) thereafter this Agreement is terminated by Acquiror pursuant to Section 10.1(i) and (ii) within six (6) months after such termination the Company shall enter into a definitive written agreement with any Person (other than Acquiror and its Affiliates) with respect to such Acquisition Proposal, the Company shall pay to Acquiror, within three (3) Business Days after the execution of such definitive agreement, the Termination Fee by wire transfer of immediately available funds to such account as Acquiror shall designate; provided, however, that for purposes of this paragraph, Acquisition Proposal has the meaning ascribed thereto in Section 12.1(k), except that references in that Section to “15%” shall be replaced by “50%.”

(f)                All payments made pursuant to this Section 10.3 shall constitute liquidated damages and except as provided in Section 10.2 in the case of fraud or willful and material breach of the Agreement, the receipt thereof shall be the sole and exclusive remedy of the receiving party against the party making such payment, its Affiliates and their respective directors, officers and stockholders for any claims arising out of or relating in any way to this Agreement or the transactions contemplated herein. Further, the Company shall not be required to pay the Termination Fee on more than one occasion.

Article 11
MISCELLANEOUS

Section 11.1       Survival. Except for covenants that are expressly to be performed after the Closing, and except for Articles 10 and 11 and the Confidentiality Agreement, which shall survive the termination of this Agreement, no representations, warranties, covenants and agreements in this Agreement shall survive the termination of this Agreement.

Section 11.2       Governing Law; Venue and Waiver of Jury Trial. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware applicable to Contracts made and wholly to be performed in such state without regard to conflicts of laws. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in Illinois solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such court, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided under Section 11.6 or in such other manner as may be permitted by applicable law shall be valid and sufficient service thereof. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH HEREIN.

Section 11.3       Assignments, Successors and No Third Party Rights. Neither party to this Agreement may assign any of its rights under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement and every representation, warranty, covenant, agreement and provision hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except for Section 6.6, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 11.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 11.4       Modification. This Agreement may be amended, modified or supplemented by the parties at any time before or after the Company Stockholder Approval is obtained; provided, however, that after the Company Stockholder Approval is obtained, there may not be, without further approval of the Company’s stockholders, any amendment of this Agreement that requires further approval under applicable Legal Requirements. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the parties.

Section 11.5       Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other party; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) waive compliance with or amend, modify or supplement any of the agreements or conditions contained in this Agreement which are for the benefit of the waiving party. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as provided in Article 10, the rights and remedies of the parties to this Agreement are cumulative and not alternative. To the maximum extent permitted by applicable Legal Requirements: (i) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (ii) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 11.6       Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing (which shall include electronic mail) and shall be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or sent by electronic mail (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Acquiror, to: QCR Holdings, Inc. 3551 Seventh Street Moline, Illinois 61265 Telephone: (309) 743-7745 Attention: Todd A. Gipple (TGipple@qcrh.com)

with copies, which shall not constitute notice, to:

Barack Ferrazzano Kirschbaum & Nagelberg LLP

200 W. Madison Street, Suite 3900

Chicago, Illinois 60606

Telephone:    (312) 984-3100

Attention:      Abdul R. Mitha (abdul.mitha@bfkn.com)

If to the Company, to: Guaranty Federal Bancshares, Inc. 2144 E. Republic Rd., Suite F200 Springfield, Missouri 65804 Telephone: (833) 875-2492 Attention: Shaun A. Burke (SBurke@gbankmo.com)

with copies, which shall not constitute notice, to:

Sidley Austin LLP

555 California Street, Suite 2000

San Francisco, California 94104

Telephone:    (415) 772-1220

Attention:      Vijay S. Sekhon (vsekhon@sidley.com)

or to such other Person or place as the Company shall furnish to Acquiror or Acquiror shall furnish to the Company in writing. Except as otherwise provided herein, all such notices, consents, waivers and other communications shall be effective: (a) if delivered by hand, when delivered; (b) if delivered by overnight delivery service, on the next Business Day after deposit with such service; (c) if mailed in the manner provided in this Section 11.6, five (5) Business Days after deposit with the U.S. Postal Service; and (d) if by facsimile, on the next Business Day.

Section 11.7     Entire Agreement. This Agreement, the Company Disclosure Schedules, the Acquiror Disclosure Schedules and any documents executed by the parties pursuant to this Agreement and referred to herein, and therein, together with the Confidentiality Agreement, constitute the entire understanding and agreement of the parties hereto and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties.

Section 11.8       Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Legal Requirements, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Legal Requirements, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the Contemplated Transactions is adversely affected thereby.

Section 11.9       Further Assurances. The parties agree: (a) to furnish upon request to each other such further information; (b) to execute and deliver to each other such other documents; and (c) to do such other acts and things; all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 11.10   Counterparts. This Agreement and any amendments thereto may be executed in any number of counterparts (including by facsimile or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

Article 12
DEFINITIONS

Section 12.1       Definitions. In addition to those terms defined throughout this Agreement, the following terms, when used herein, shall have the following meanings:

(a)               “Acquiror Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by Acquiror or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Acquiror or any of its Subsidiaries, or any beneficiary thereof.

(b)               “Acquiror Board” means the board of directors of Acquiror.

(c)               “Acquiror Bylaws” means the Bylaws of QCR Holdings, Inc., as amended.

(d)               “Acquiror Capital Stock” means the Acquiror Common Stock and the Acquiror Preferred Stock, collectively.

(e)               “Acquiror Certificate of Incorporation” means the Certificate of Incorporation of QCR Holdings, Inc., as amended.

(f)                “Acquiror Common Stock” means the common stock, $1.00 par value per share, of Acquiror.

(g)               “Acquiror Common Stock Price” means the volume weighted average of the daily closing sales prices of a share of Acquiror Common Stock as reported on the Nasdaq Global Market for the twenty (20) consecutive trading days immediately preceding the Closing Date.

(h)               “Acquiror ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that is treated as a single employer with Acquiror or any of its Subsidiaries for purposes of Section 414 of the Code.

(i)                 “Acquiror SEC Reports” means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by Acquiror with the SEC under the Securities Act, the Exchange Act, or the regulations thereunder, since January 1, 2018.

(j)                 “Acquiror Stock Issuance” means the issuance of the Acquiror Common Stock pursuant to this Agreement.

(k)               “Acquisition Proposal” means a tender or exchange offer to acquire more than 15% of the voting power in the Company or any of its Subsidiaries whose assets constitute more than 15% of the Company’s consolidated assets, a proposal for a merger, consolidation, share exchange or other business combination involving the Company or any of its Subsidiaries whose assets constitute more than 15% of the Company’s consolidated assets, or any other proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the business, assets or deposits of, the Company and its Subsidiaries, taken as a whole, other than the transactions contemplated hereby and other than any sale of whole loans and securitizations in the Ordinary Course of Business.

(l)                 “Affiliate” means, with respect to any specified Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with, such specified Person.

(m)             “Bank” means Guaranty Bank, a Missouri state-chartered bank headquartered in Springfield, Missouri and a wholly owned subsidiary of the Company.

(n)               “Bank Merger” means the merger of the Bank with and into, and under the charter of, SCFC.

(o)               “Business Day” means any day except Saturday, Sunday and any day on which banks in Springfield, Missouri, are authorized or required by law or other government action to close.

(p)               “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116–13 and any similar or successor legislation, executive order or executive memo relating to the COVID-19 pandemic, as well as any applicable guidance issued thereunder or relating thereto (including, without limitation, IRS Notice 2020-65, 2020-38 IRB, and the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing Covid-19 Disaster, dated August 8, 2020), and any subsequent Law intended to address the consequences of the COVID-19 pandemic, including the Health and Economic Recovery Omnibus Emergency Solutions Act 6.

(q)               “Code” means the Internal Revenue Code of 1986, as amended, and any rules, regulations and guidance promulgated thereunder.

(r)                “Common Stock Merger Consideration” means, with respect to any share of Company Common Stock, the applicable consideration payable in respect of such share pursuant to Section 2.1(a).

(s)                 “Company Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, or any beneficiary thereof. Notwithstanding any of the foregoing, the “Company Benefit Plan” shall not include any plan, benefit or arrangement sponsored or maintained by any professional employer organization (PEO) or other staffing organization that is not the Company or any Company ERISA Affiliate.

(t)               “Company Board” means the board of directors of the Company.

(u)               “Company Bylaws” means the Bylaws of Guaranty Federal Bancshares, Inc., as amended.

(v)                “Company Certificate of Incorporation” means the certificate of incorporation of Guaranty Federal Bancshares, Inc.

(w)             “Company Common Stock” means the common stock, $0.10 par value per share, of the Company.

(x)               “Company Equity Award” means any outstanding Company Stock Option, Company RSU, stock appreciation right, restricted stock award, or other equity award granted under a Company Stock Plan or otherwise.

(y)               “Company ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that is treated as a single employer with the Company or any of its Subsidiaries for purposes of Section 414 of the Code.

(z)               “Company SEC Reports” means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by the Company with the SEC under the Securities Act, the Exchange Act, or the regulations thereunder, since January 1, 2018.

(aa)            “Company Stockholder Approval” means the adoption and approval of this Agreement by the stockholders of the Company, in accordance with the DGCL and Company Certificate of Incorporation.

(bb)            “Company Stock Plan” means the Guaranty Federal Bancshares, Inc. 2015 Equity Plan.

(cc)           “Contemplated Transactions” means all of the transactions contemplated by this Agreement, including: (i) the Merger; (ii) the Bank Merger, (iii) the performance by Acquiror and the Company of their respective covenants and obligations under this Agreement; and (iv) Acquiror’s issuance of shares of Acquiror Common Stock pursuant to the Registration Statement and cash in exchange for shares of Company Common Stock.

(dd)            “Contract” means any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) that is legally binding: (i) under which a Person has or may acquire any rights; (ii) under which such Person has or may become subject to any obligation or liability; or (iii) by which such Person or any of the assets owned or used by such Person is or may become bound.

(ee)           “Control,” “Controlling” or “Controlled” when used with respect to any specified Person, means the power to vote twenty-five percent (25%) or more of any class of voting securities of a Person, the power to control in any manner the election of a majority of the directors or partners of such Person, or the power to exercise a controlling influence over the management or policies of such Person.

(ff)              “CRA” means the Community Reinvestment Act, as amended.

(gg)           “DGCL” means the Delaware General Corporation Law, as amended.

(hh)           “Deposit Insurance Fund” means the fund that is maintained by the FDIC to allow it to make up for any shortfalls from a failed depository institution’s assets.

(ii)           “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(jj)              “DOL” means the U.S. Department of Labor.

(kk)           “Election Deadline” means 5:00 p.m., local time, on the twenty-fifth (25th) day following the Mailing Date (or such other time and date as Acquiror and the Company may agree).

(ll)              “Environment” means surface or subsurface soil or strata, surface waters and sediments, navigable waters, groundwater, drinking water supply and ambient air.

(mm)      “Environmental Laws” means any federal, state or local law, statute, ordinance, rule, regulation, code, Order, permit or other legally binding requirement applicable to the business or assets of the Company or any of its Subsidiaries that imposes liability or standards of conduct with respect to the Environment and/or Hazardous Materials.

(nn)           “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(oo)           “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(pp)          “Excluded Shares” means any Dissenters’ Shares and any shares of Company Common Stock owned by the Company or Acquiror, in each case other than shares held in any Company Benefit Plan or related trust accounts or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted.

(qq)           “FDIC” means the Federal Deposit Insurance Corporation.

(rr)              “Federal Reserve” means the Board of Governors of the Federal Reserve System or the appropriate Federal Reserve Bank acting under delegated authority.

(ss)             “GAAP” means generally accepted accounting principles in the U.S., in effect from time to time.

(tt)              “Hazardous Materials” means any hazardous, toxic or dangerous substance, waste, contaminant, pollutant, gas or other material that is classified as such under Environmental Laws or is otherwise regulated under Environmental Laws.

(uu)           “Intervening Event” means any material event, development, circumstance, occurrence or change in circumstances or facts (including any change in probability or magnitude of circumstances) that was not known or reasonably foreseeable to the Company Board on the date hereof (or if known, the magnitude or material consequences of which were not known or reasonably foreseeable to or understood by the Company Board as of the date hereof), which event, fact, circumstance, development or occurrence becomes known to or by the Company Board prior to obtaining the Company Stockholder Approval; provided that any event, change, effect, development, condition or circumstance or occurrence resulting from a breach of this Agreement by the Company shall not be considered or taken into account in determining whether an Intervening Event has occurred.

(vv)           “IRS” means the U.S. Internal Revenue Service.

(ww)         “Knowledge”, means the actual knowledge, assuming reasonable inquiry under the facts and circumstances of such Persons’ direct reports, of the chief executive officer, president, chief financial officer, chief credit officer or general counsel of Acquiror or the Company.

(xx)           “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other Order, constitution, law, ordinance, regulation, rule, policy statement, directive, statute or treaty.

(yy)         “Material Adverse Effect” as used with respect to a party, means an event, circumstance, development, change, effect or occurrence which, individually or together with any other event, circumstance, change, effect or occurrence: (i) is materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of such party and its Subsidiaries, taken as a whole; or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other Contemplated Transactions; provided that, in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent attributable to or resulting from: (A) changes in Legal Requirements and the interpretation of such Legal Requirements by courts or governmental authorities; (B) changes in GAAP or regulatory accounting requirements; (C) changes or events generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, liquidity and quality, currency exchange rates, price levels or trading volumes in the U.S. or foreign securities markets; (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; (E) the effects of any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, safety or any other Legal Requirement, Order, directive, guideline, guidance or recommendation promulgated by any Regulatory Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in response to or relating in any way to, or any effects of, the novel coronavirus disease, COVID-19 virus (SARS-COV-2) (or any mutation or variation thereof or related health condition, or any related or associated or other epidemics, pandemics or disease outbreaks); (F) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the Contemplated Transactions, including the costs and expenses associated therewith, including Transaction Expenses, and the response of customers, vendors, licensors, investors or employees; (G) failure, in and of itself, to meet internal or other estimates, projections or forecasts of revenue, net income, or any other measure of financial performance, but not, in any such case, including the underlying causes thereof; (H) the announcement, pendency or completion of the Contemplated Transactions, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company and its business; or (I) any natural or man-made disaster or act of God; except with respect to clauses (A) through (E) and (I), to the extent that the effects of such change are materially disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate.

(zz)            “Nasdaq Rules” means the listing rules of the Nasdaq Global Market.

(aaa)        “Order” means any award, decision, injunction, judgment, order, ruling, extraordinary supervisory letter, policy statement, memorandum of understanding, resolution, agreement, directive, subpoena or verdict entered, issued, made, rendered or required by any court, administrative or other governmental agency, including any Regulatory Authority, or by any arbitrator.

(bbb)       “Ordinary Course of Business” shall include any action taken by a Person only if such action is consistent with the past practices of such Person and is similar in nature and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of such Person.

(ccc)        “OREO” means real estate owned by a Person and designated as “other real estate owned.”

(ddd)       “Outstanding Company Shares” means the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time.

(eee)        “PBGC” means the U.S. Pension Benefit Guaranty Corporation.

(fff)           “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, foundation, joint venture, estate, trust, association, organization, labor union or other entity or Regulatory Authority.

(ggg)       “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any judicial or governmental authority, including a Regulatory Authority, or arbitrator.

(hhh)       “Proxy Statement” means a proxy statement prepared by the Company for use in connection with the Company Stockholders’ Meeting, all in accordance with the rules and regulations of the SEC.

(iii)            “Registration Statement” means a registration statement on Form S-4 or other applicable form under the Securities Act covering the shares of Acquiror Common Stock to be issued pursuant to this Agreement, which shall include the Proxy Statement.

(jjj)            “Regulatory Authority” means any federal, state or local governmental body, agency, court or authority that, under applicable Legal Requirements: (i) has supervisory, judicial, administrative, police, enforcement, taxing or other power or authority over the Company, Acquiror, or any of their respective Subsidiaries; (ii) is required to approve, or give its consent to, the Contemplated Transactions; or (iii) with which a filing must be made in connection therewith.

(kkk)        “Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

(lll)            “Requisite Regulatory Approvals” means all necessary documentation, applications, notices, petitions, filings, permits, consents, approvals and authorizations from all applicable Regulatory Authorities for approval of the Contemplated Transactions set forth in Section 3.4.

(mmm)        “SEC” means the Securities and Exchange Commission.

(nnn)        “Securities Act” means the Securities Act of 1933, as amended.

(ooo)        “SFCB” means Springfield First Community Bank, a Missouri state-chartered bank headquartered in Springfield, Missouri and a wholly owned subsidiary of the Acquiror.

(ppp)        “Subsidiary” with respect to any Person means an affiliate controlled by such Person directly or indirectly through one or more intermediaries.

(qqq)       “Superior Proposal” means a bona fide Acquisition Proposal (with all references to “15%” in the definition of Acquisition Proposal being treated as references to “50%” for these purposes) which Company Board concludes in good faith to be more favorable from a financial point of view to the Company’s stockholders than the Merger and the other Contemplated Transactions, (i) after consulting with its financial advisor (which may be Keefe, Bruyette & Woods, Inc. or any nationally recognized investment banking firm), (ii) after taking into account the likelihood and timing of consummation of the proposed transaction on the terms set forth therein and (iii) after taking into account all legal (after consultation with outside counsel), financial (including the financing terms of any such proposal, if any), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable Legal Requirements.

(rrr)           “Tax” means any tax (including any income tax, gross receipts tax, production tax, transfer tax, registration tax, profits tax, license tax, lease tax, service tax, service use tax, withholding tax, franchise tax, capital gains tax, value-added tax, sales tax, excise tax, property (real or personal) tax, real property gains tax, use tax, payroll tax, employment tax, unemployment tax, severance tax, environmental tax, stamp tax, occupation tax, premium tax, gift tax, windfall profits tax or estate tax), levy, assessment, tariff, duty (including any customs duties), deficiency assessment or other fee, and any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Regulatory Authority or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee.

(sss)          “Tax Return” means any return (including any information return), report, declaration, claim for refund, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Regulatory Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax, including any Tax work papers, schedule or attachment thereto, and including any amendment thereof.

(ttt)           “Transition Date” means, with respect to any Covered Employee, the date Acquiror commences providing benefits to such employee with respect to each New Plan and that immediately follows the termination of the corresponding Old Plan; provided that in the case of any Company Benefit Plan that Acquiror requires to be terminated on or before the Effective Time, the Transition Date will be no later than the Effective Time.

(uuu)        “Treasury Regulations” means the final and temporary regulations of the United States Treasury Department promulgated under the Code, as amended from time to time.

(vvv)         “U.S.” means the United States of America.

Section 12.2       Principles of Construction.

(a)               In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply: (i) actions permitted under this Agreement may be taken at any time and from time to time in the actor’s sole discretion; (ii) references to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time; (iii) in computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including,” and the words “to,” “until” and “ending on” (and the like) mean “to, but excluding”; (iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality; (v) indications of time of day mean Central Time; (vi) “including” means “including, but not limited to”; (vii) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified; (viii) all words used in this Agreement will be construed to be of such gender or number as the circumstances and context require; (ix) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions; and (x) any reference to a document or set of documents in this Agreement, and the rights and obligations of the parties under any such documents, means such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof.

(b)               The confidential schedules of each of the Company and Acquiror referred to in this Agreement (the “Company Disclosure Schedules” and the “Acquiror Disclosure Schedules”, respectively, and collectively the “Schedules”) shall consist of items, the disclosure of which with respect to a specific party is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained herein or to one or more covenants contained herein, which Schedules were delivered by each of the Company and Acquiror to the other before the date of this Agreement; provided that: (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect; (ii) the mere inclusion of an item in the Company Disclosure Schedules or Acquiror Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by the Company or Acquiror, as applicable, that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect; and (iii) any disclosures made with respect to a section of the Agreement shall be deemed to qualify (A) any other section of the Agreement specifically referenced or cross-referenced and (B) other sections of the Agreement to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections. In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control. For purposes of this Agreement, “Previously Disclosed” means, with respect to the Company, information set forth by the Company in the Company Disclosure Schedules and, with respect to Acquiror, information set forth by Acquiror in the Acquiror Disclosure Schedules.

(c)               All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

(d)               With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

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[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first written above.

ACQUIROR: QCR Holdings, Inc.	COMPANY: Guaranty Federal Bancshares, Inc.

By:	/s/ Larry J. Helling	By:	/s/ Shaun A. Burke
Name:	Larry J. Helling	Name:	Shaun A. Burke
Title:	Chief Executive Officer	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]